

par®



par


205,639
208,667
209,484
2005
2006
2007
Revenue (in $ thousands)


9,432
5,721
2007
2005
2006
Net income (in $ thousands)
(2,708)


.64
.39
2007
2005
2006
Earnings per share, diluted
(.19)

(In thousands, except per share amounts)	Year ended December 31, 2007		2006		2005	
Revenue	$	209,484	$	208,667	$	205,639
Net income (loss)	$	(2,708)	$	5,721	$	9,432
Earnings (loss) per share, diluted	$	(.19)	$	.39	$	.64
Cash and cash equivalents	$	4,431	$	4,273	$	4,982
Total assets	$	146,518	$	142,258	$	125,149
Shareholders' equity	$	84,987	$	86,083	$	78,492
Cash provided by (used in) operating activities	$	8,663	$	(3,550)	$	11,487

To Our Shareholders

2007 was a year of challenge and positive change for PAR. We have taken actions to turn around our disappointing financial results and return our Company to profitability.

Last year PAR recorded an annual operating loss. The net loss of $2.7 million was attributable to adverse software development delays, both internally and by third parties, and the effects of an investment strategy set forth by our Board of Directors to enable PAR to be successful for the long term.

As a result of these internal investments we made starting in 2006 and continuing throughout 2007, we have built a solid foundation that will enable PAR to grow in our target markets and be more diversified. In turn, this will allow our Company to produce sustainable, more consistent results. Our investments in next generation software, distribution channel expansion and international infrastructure will allow us to be competitive in hospitality technology for years to come. We now have a Company that has a strong financial footing, and established expertise in distinct hospitality markets and the Government I/T services sector.

During this period of strategic investment, we were still able to produce revenues for 2007 that were the highest in our Company's history, while making significant progress in several business areas, setting the stage for future success.

Beginning in 2006 and throughout 2007, we experienced a delay in system replacements from domestic McDonald's restaurants pending the release of a new third party software system. The release of this long awaited software is scheduled in 2008, which will result in the upgrade of thousands of aging POS systems over the next few years, providing increasing revenues from our largest customer. We anticipate that this business will provide a solid foundation for improving PAR's financial results.

Two key elements underpinning our growth strategy are growing the software content in our product mix and expanding our channels of distribution via third parties. With success in these areas, we can expect to attract new customers, reduce dependence on our large accounts and improve product and service margins.

In 2007 we added 26 new hospitality customers to our expanding list of global clients. The Holder Group, a large chain of more than 400 retail outlets headquartered in France, McDonald's Thailand, and Sea Island Resort in Georgia all came on board as valued customers last year. In 2007 we installed our first property management systems in Russia at the Ritz Carlton and in Egypt at the Four Seasons. Most notably, we were awarded our first contract win for PAR's Siva table-service software application with a large family dining chain of 180 restaurants. This win included software, hardware and professional services to be rolled out in 2008.

In early 2007, we began to see some improvement in our channel sales, especially in Europe. By the fourth quarter, we additionally saw significant improvement in our North American channels with the release of a bundled hardware and software offering of our Pixel table service product running on a new lower-cost family of POS terminals.

Our international infrastructure investments are beginning to show promise, with sales up 11% for the year with acceleration in the fourth quarter when sales were up 23%. We will continue to focus our international investments on China and India where the demand for hospitality solutions continues to show fast paced growth. In 2007 we extended our capabilities in China by opening an in-country POS assembly operation and adding customer support personnel. Additionally, with the win of the prestigious Taj Hotel chain in India, we are staffing our newly opened Delhi office in anticipation of growth in the hotel, spa and restaurant markets. Closer to home, we are particularly pleased with the growth of our Canadian business, resulting from McDonald's Canada's decision to standardize on PAR's POS systems, adding to our strong foundation business.

We have always taken great pride in establishing long term relationships with our customers based on our core belief that customer satisfaction derives from excellence, not only in our technology products, but even more importantly in the on-going service and support of our highly sophisticated deployed technology solutions. We have held staunchly to these principles over the past 28 years, resulting in growing market share through six generations of POS solutions for the largest hospitality corporations in the world. We were especially



honored when recently both McDonald's USA and McDonald's Canada separately awarded PAR their "Outstanding Technology Supplier of the Year" distinction. In both cases, this was the first time such awards were given. These were clear statements from the largest, most successful restaurant company in the world that the employees of our company have achieved a world class level of excellence.

In 2007 our Government I/T services business grew at a slower than normal pace, ending a seven-year double digit growth surge. This deceleration was caused by the timing of contracts ending and the successful win of a large follow-on contract awarded at a reduced scope. However, we did see a stronger finish to the year as revenues rose 6.3% in the fourth quarter. Additionally, we ended the year with a record contractual backlog of $152 million, guaranteeing a strong future for this business unit.

At the end of 2007, in accordance with a five-year plan, Al Lane, the president of our Government business, retired. I want to thank Al for his 20 years of service at PAR building a very successful contractual business. Over his years as President of PAR's Government operations, his business unit grew at an average rate of 16% per year, reaching $65 million in revenues. During his tenure, our government business made or exceeded its business plan for 17 straight years and was profitable each quarter along the way. Replacing Mr. Lane, is Stephen Lynch, a recently retired U.S. Marine Colonel with many successful years of leadership experience. Prior to assuming responsibility for all Government Operations, Mr. Lynch worked for Mr. Lane during an 18 month transition plan before ascending to his current position of President. With this change of command, we anticipate continuing growth in our government sector.

We are optimistic about our future, as we continue to focus on expanding our hospitality business by increasing software content in the product mix, broadening our channel business and growing our international operations, particularly in China and India. Our investments in these strategic initiatives will moderate over time as we accomplish our goals, and in turn will improve both PAR's forecasting and profitability.

As we enter 2008, we are faced with economic uncertainty as the U.S. potentially enters a recessionary period. There is some evidence of slowdown in the general domestic restaurant market; however, we do not believe that the Fast Casual or Quick Service Restaurant sectors will be impacted. Virtually all of our customers have expressed confidence in their businesses, especially those with a broad international contribution. We remain cautious about the high-end spa and resort markets, although at the time of this letter we have not detected any slowdown as we enter the new year. All indications are that our markets will remain healthy throughout this period and continue to grow as the economy improves.

Our government business should not be impacted by recessionary threats and has begun the year on track for high single-digit growth. With a large backlog of $152 million, this business looks secure for the foreseeable future.

We believe that our business and current strategies are built upon a solid framework established through the almost four decades of PAR's existence. Our infrastructure will allow our Company to face economic uncertainties and make the necessary changes to become an even stronger company in the future. Our accomplishments, combined with our commitment to succeed, will allow PAR to take our businesses to the next level in 2008 and beyond.

As always we appreciate the loyal support of our shareholders. I would also like to extend our appreciation to our fine employees for their dedication and hard work, and to our customers for their business and partnership.

Regards,



John W. Sammon, Jr.
Chairman, President & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From __________ to __________

Commission File Number 1-9720

PAR TECHNOLOGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**16-1434688**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

PAR Technology Park **8383 Seneca Turnpike** **New Hartford, New York**	**13413-4991**
(Address of principal executive offices)	(Zip Code)

(315) 738-0600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.02 par value	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ___ Accelerated Filer _X_ Non-Accelerated Filer ___ Smaller Reporting Company ___
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No _X_

As of June 30, 2007, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the shares of voting common stock held by non-affiliates of the registrant was approximately $66,781,916 based upon the closing price of the Company's common stock.

The number of shares outstanding of registrant's common stock, as of February 29, 2008 – 14,401,063 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement in connection with its 2008 annual meeting of stockholders are incorporated by reference into Part III.

par

table of contents

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Any statements in this document that do not describe historical facts are forward-looking statements. Forward-looking statements in this document (including forward-looking statements regarding the continued health of the Hospitality industry, future information technology outsourcing opportunities, an expected increase in contract funding by the U.S. Government, the impact of current world events on our results of operations, the effects of inflation on our margins, and the effects of interest rate and foreign currency fluctuations on our results of operations) are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When we use words such as "intend," "anticipate," "believe," "estimate," "plan," "will," or "expect", we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we presently may be planning. We have disclosed certain important factors that could cause our actual future results to differ materially from our current expectation, including a decline in the volume of purchases made by one or a group of our major customers; risks in technology development and commercialization; risks of downturns in economic conditions generally, and in the quick-service sector of the hospitality market specifically; risks associated with government contracts; risks associated with competition and competitive pricing pressures; and risks related to foreign operations. Forward-looking statements made in connection with this report are necessarily qualified by these factors. We are not undertaking to update or revise publicly any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

PAR TECHNOLOGY CORPORATION

PART I

Item 1: Business

PAR Technology Corporation (PAR or the Company) conducts business in two distinct segments: Hospitality and Government. PAR's core business is a leading provider of technology solutions, including hardware, software and professional\traditional services to businesses in the global hospitality and specialty retail industries. The Company continues to be a primary supplier of hospitality management technology systems to quick-service restaurants with over 45,000 systems installed in more than 105 countries. PAR's hospitality management software applications provide for the efficient operation of businesses and enterprises by managing transaction and operational data from end-to-end and maximizing profitability through more efficient operations. PAR's professional services mission is to enable businesses to achieve the full potential of their hospitality technology investment.

PAR continues to be a leading provider of professional services and enterprise business intelligence technology to the hospitality sector, with solid long-term relationships with the restaurant industry's two largest corporations – McDonald's Corporation and Yum! Brands, Inc. (Yum!). McDonald's has over 31,000 restaurants in more than 120 countries and PAR has been a selected provider of restaurant technology systems and lifecycle support services to McDonald's since 1980. PAR was selected by McDonald's as its 2007 Technology Supplier of the Year. Yum! (which includes Taco Bell, KFC, Pizza Hut, Long John Silver's and A&W Restaurants) has been a loyal PAR customer since 1983. Yum! has over 33,000 units globally and PAR continues to be the sole approved supplier of management technology systems to Taco Bell as well as the Point-of-Sale (POS) vendor of choice to KFC Corporate Restaurants. Other significant hospitality chains where PAR is the POS vendor of choice are: Boston Market, CKE Restaurants (including Hardees and Carl's Jr.), Carnival Cruise Lines, Papa Murphy's, Corner Bakery, and large franchisees of the above mentioned brands.

In the fourth quarter of 2006, PAR acquired substantially all of the assets of SIVA Corporation, a privately held hospitality technology software company and a provider of web-based service oriented architected (SOA) software applications to the hospitality industry. The acquisition included all of SIVA's software and software technology as well as several existing contracts.

In the fourth quarter of 2005, the Company acquired PixelPoint® Technologies, Inc. (PixelPoint) a privately held hospitality technology company and a provider of restaurant management software applications for full/table service dining. PixelPoint develops and markets POS, WebPOS, Wireless and Enterprise software suites for the restaurant industry. It currently markets software in multiple languages to many major economic centers worldwide. Their integrated software solution includes enterprise management, a wireless application that is seamless to their connected capability and allows remote order taking in the dining room, on-line ordering capability for customers via the internet, and an in-store and enterprise level loyalty and gift card information sharing application.

In the fourth quarter of 2004, PAR acquired substantially all of the assets of Springer-Miller Systems, Inc., a provider of hospitality technology systems for small five star city-center hotel chains, destination spa and golf properties, timeshare properties and five star resorts worldwide. PAR's Hospitality Management System is distinguished from other property management systems with its integrated design and unique approach to guest service. The product suite includes more than 20 seamlessly integrated, guest-centric application modules which provide hotel/resort staff with the tools they need to personalize service, surpass guest expectations, and increase property revenues. PAR maintains a distinctive customer list in this business including Pebble Beach Resorts, The Four Seasons, Hard Rock Hotel & Casino, the Mandarin Oriental Hotel Group, and Destination Hotels & Resorts.

PAR's Government business provides technical expertise in the development of advanced technology systems for the Department of Defense and other Governmental agencies. Additionally, PAR provides information technology and communications support services to the U.S. Navy, U.S. Air Force and U.S. Army. PAR focuses its computer-based system design services on providing high quality technical services, ranging from experimental studies to advanced operational systems, within a variety of areas of research, including radar, image and signal processing, logistics management systems, and geospatial services and products. Through Government-sponsored research and development, PAR has developed technologies with relevant commercial applications. A prime example of this "technology transfer" is the Company's point-of-sale technology, which was derived from research and development involving microchip processing technology sponsored by the Department of Defense. Our most recent technology transfer is PAR Logistics Management Systems. This PAR initiative brings tracking and security solutions to the intermodal and land shipping industry. Through an integrated GPS, RFID, cellular, SATCOM, and internet PAR solution, owners and operators of refrigeration, tank, dry van, intermodal, and generator containers have real time information on the status and location of assets and cargo around the globe.

Information concerning the Company's industry segments for the three years ended December 31, 2007 is set forth in Note 11 to the Consolidated Financial Statements included elsewhere herein.

The Company's common stock is traded on the New York Stock Exchange under the symbol "PTC". Our corporate headquarters are located at PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413-4991; telephone number (315) 738-0600. Our website address is http://www.partech.com. Through PAR's website, its Annual Report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and amendments thereto are available to interested parties, free of charge. Information contained on our website is not part of this Annual Report on Form 10-K.

Unless the context otherwise requires, the term "PAR" or "Company" as used herein, means PAR Technology Corporation and its wholly-owned subsidiaries.

Hospitality Segment

PAR provides restaurant management technology solutions which combine software applications, an Intel®-based hardware platform and installation and lifecycle support services. PAR's restaurant management offering includes fixed and wireless order-entry terminals, self-service kiosks, kitchen systems deployed on printers or video monitors, food safety monitoring tools, back office applications and enterprise business intelligence software. PAR also provides hospitality management solutions that satisfy the property management technology needs for an array of hospitality enterprises, including small five star city-center hotel chains, destination spa and golf properties, timeshare properties and five star resorts worldwide. PAR offers extensive service, support, systems integration and professional service capabilities. PAR's service professionals design, tailor, implement and maintain solutions that enable customers to manage all aspects of operational data collection and processing for single or multiple site enterprises from a central location.

Products

The Company's integrated hospitality management software applications allow its customers to configure their technology systems to meet their order entry, food preparation, inventory, labor and property management coordination needs while capturing all pertinent data concerning the transactions at the specific location and delivering it throughout the enterprise. PAR's hospitality management systems are based on more than 28 years of experience and knowledge, and an in-depth understanding of the hospitality marketplace. This knowledge and expertise is reflected in the innovative product design, implementation capability and systems integration skills.

Software

The Company's range of restaurant software products cover the hospitality market with offerings that meet the requirements of large and small operators/corporations alike.

PAR offers three major point-of-sale product lines. The next generation *iSIVA*® Point-of-Sale software application is an enterprise-enabled solution built on a service-oriented architecture. *iSIVA* streamlines the order life-cycle for table service, counter service, and bar operations, while simplifying IT support with centralized application management and real-time data transmission between restaurant sites and the enterprise.

For franchisees in the quick service restaurant (QSR) and fast casual segments, PAR offers the InTouch™ Point-of-Sale software application. InTouch is a multi-brand point-of-sale application containing features and functions such as real-time mirror imaging of critical data, on-line graphical help and interactive diagnostics, all presented with intuitive graphical user interfaces. The InSynch™ Enterprise Configuration Manager provides business-wide management of the InTouch point-of-sale, including diverse concept menus, security settings and system parameters.

PixelPoint® is PAR's easy-to-use solution primarily sold to independent restaurants through the Company's dealer channel. The PixelPoint integrated software solution includes the PixelPoint Point-of-Sale software application, PocketPOS wireless ordering software, Web-to-Go on-line ordering software, HeadOffice enterprise management software, and MemberShare, an in-store and enterprise level Loyalty and Gift Card information sharing application.

In addition to point-of-sale software, PAR offers a number of complementary restaurant technologies. POS^2 and Pay2Go extend the traditional POS with wireless order-taking and payment capabilities. The IntelliKitchen™ kitchen management system distributes and displays kitchen orders to maximize order accuracy and increase staff efficiency. The InQuire™ Above Store Reporting software application offers a web-based reporting platform utilizing the latest technology from Microsoft's .Net® platform. Additionally, the feature-rich InForm™ Back Office software suite allows restaurant owners to control critical food and labor costs using intuitive tools for forecasting, labor scheduling and inventory management.

In 2006, PAR acquired technology that provides food safety monitoring and paperless Hazard Analysis Critical Control Point (HACCP) management. HACCP is a food industry standard approach implemented to reduce the incidence of food borne illness. PAR's iQuality™ software runs on a wireless handheld device equipped with a temperature probe to identify HACCP checkpoints. Captured data is transmitted to the enterprise for consolidated reporting; in addition, application configuration is web-based. iQuality is designed to replace the paper checklist, minimize human errors, increase HACCP compliance, and improve in-store efficiency.

PAR continues to be a provider of software solutions to the hotel/resort industry. Today, hospitality-oriented businesses have the ability to manage information and leverage their relationships with customers through integrated technology systems. PAR's technology systems provide a seamless user interface to manage all aspects of the guest experience as well as consolidating customer information and history into a central, single database. PAR's ^{SMS}|Host® Hospitality Management System provides a complete set of tools at the fingertips of hotel and spa staff for selling and delivering personalized guest services. All business functions are seamlessly integrated with the front office, from guest room check-in, to spa appointments, or retail purchases. The ^{SMS}|Host product suite, including over 20 seamlessly integrated, guest-centric modules, provides hotel and resort staff with the tools they need to personalize service, anticipate guest needs, and consistently exceed guest expectations. The ^{SMS}|Host module, ^{SMS}|Enterprise, enables a chain or management company to instantly create a real-time, single-image consolidation of all details from all locations within a large organization for use as a central information system or as a fully integrated Property Management System (PMS)/Central Reservation System (CRS).

PAR in addition offers Spa*Soft*® a stand-alone spa management application. Spa*Soft* Spa Management System is designed to satisfy the unique needs of resort spas, day spas, and medi-spas. Validated by VISA® as compliant with CISP (Card Information Security Program) Payment Application Best Practices, Spa*Soft*'s unique booking engine, advanced resource inventory, yield management module, scheduling, management and reporting tools assist in the total management of sophisticated hotel/resort spas and day spas. Because Spa*Soft* was specifically designed for the needs of the spa industry, it assists the spa staff in providing the individualized, impeccable guest service that their most important clients desire and expect.

Hardware

PAR's newest hardware offering, The Gemini™, offers customers proven performance at a cost-conscious price point. Gemini is a technology refresh of PAR's popular 4th generation hardware platforms. PAR continues to offer ViGo™, its 5th generation hardware platform, designed to be durable, scalable, integrated and highly serviceable. Both ViGo and POS4XP™, PAR's 4th generation hardware platform, are Pentium-designed systems developed to host the powerful point-of-sale software applications in the hospitality industry. Both ViGo and POS4XP designs utilize open architecture with industry standard components and are compatible with the most popular operating systems. The hardware platforms support a distributed processing environment and incorporate an advanced hospitality management technology system, utilizing Intel microprocessors, standard PC expansion slots, Ethernet LAN, standard Centronics printer ports as well as USB ports. The hardware systems supply their industry-standard components with features for hospitality applications such as multiple video ports. The POS systems utilize distributed processing architecture to integrate a broad range of PAR and third-party peripherals and are designed to withstand the harsh hospitality environments. Both hardware platforms have a favorable price-to-performance ratio over the life of the system as a result of their PC compatibility, ease of expansion and high reliability design.

In 2007 PAR introduced the InfoKey™ kiosk, which features both a touch screen and a keyboard in a clean, approachable design. Suitable for deployment of a number of different software application types, from training and hiring to promotional content and nutrition information, the InfoKey enables restaurant operators to create a self-service information hub for employees and guests.

Systems Installation and Professional Services

PAR's ability to offer the full spectrum of installation, maintenance, and support services is one of the Company's key differentiators. PAR continues to work in unison with its customers to identify and address the latest hospitality technology requirements by creating interfaces to equipment, including innovations such as automated cooking and drink-dispensing devices, customer-activated terminals and order display units located inside and outside of the customer's business site. The Company provides its systems integration expertise to interface specialized components, such as video monitors, coin dispensers and non-volatile memory for journalizing transaction data, as is required in some international applications.

PAR employs experienced individuals with diverse hospitality backgrounds in both hotels/resorts and restaurants. PAR has the knowledge and expertise to help its customers structure property management solutions which can be used most effectively in restaurants and hotels, with emphasis on maximizing return on investment. In addition, the Company has secured strategic partnerships with third-party organizations to offer a variety of credit, debit and gift card payment options that allow quick service restaurants, convenience stores, gasoline stations and drugstores to process cashless payments quickly and efficiently.

The Company's Professional Services department continuously evaluates new technologies and adopts those that allow PAR to provide significant improvements in customer's day-to-day systems. From hand-held wireless devices to advances in internet performance, the technical staff is available for consultation on a wide variety of topics including network infrastructures, system functionality, operating system platforms, and hardware expandability.

Installation and Training

In the United States, Canada, Europe, South Africa, the Middle East, Australia, and Asia, PAR personnel are able to provide software configuration, installation, training and integration services as a normal part of the software or equipment purchase agreement. In certain areas of North and South America, Europe, and Asia, the Company provides these installation and training services through third parties. PAR is also staffed to provide complete application training for a site's staff as well as technical instruction for Information Systems personnel. The PAR training team is composed of experienced individuals with diverse hospitality and technical backgrounds.

Maintenance and Service

The Company offers a wide range of maintenance and support services as part of its total solution for its targeted hospitality technology markets. In the North American region, the Company provides comprehensive maintenance and installation services for the Company's software, equipment and systems, as well as those of third parties, through a 24/7 central telephone customer support and diagnostic service in Boulder, Colorado and Las Vegas, Nevada. In addition the Company has service centers in Europe, South Africa, the Middle East, Australia, and Asia. The Company believes that its ability to address all support and maintenance requirements for a customer's hospitality technology network provides it with a clear competitive advantage.

The Company maintains a field service network consisting of over 100 locations offering on-site service and repair, as well as depot repair, overnight unit replacements and spare unit rentals. At the time a hospitality technology system is installed, PAR trains customer employees and managers to ensure efficient and effective use of the system. If an issue arises within the Company's manufactured technology system (hardware and software), PAR's current service management software products allow a service technician to diagnose the problem by telephone or by remotely dialing-in to the system, thus greatly reducing the need for on-site service calls.

The Company's service organization utilizes a suite of software applications from Clarify, Inc. (Clarify) as its Customer Resource Management (CRM) tool. Clarify allows PAR to demonstrate compelling value and differentiation to its customers through the utilization of its extensive and ever-growing knowledge base to efficiently diagnose and resolve customer-service issues. Clarify also enables PAR to compile the kind of in-depth information it needs to spot trends and identify opportunities. A second software suite is a call center CRM solution and knowledge base known as Connect-Care by Firstwave. Connect-Care allows PAR to maintain a profile on each customer, their background, hardware and software details, client service history, and a problem-resolution database. Analysis of this data allows the Company to optimize customer service by identifying trends in calls and to work with customers to quickly resolve issues.

Sales and Marketing

Sales in the hospitality technology market are often made to corporate chains where PAR is an approved vendor. Upon achieving such status, marketing efforts are directed to the chain's franchisees. Sales efforts are also directed toward franchisees of chains for which the Company is not an approved corporate vendor.

The Company employs direct sales personnel in several sales groups. The Major Accounts Group works with the largest chain corporate customers. The Domestic Sales Group targets franchisees of the major chain customers, as well as smaller chains throughout the United States. The International Sales Group sells to major customers with global locations and to international chains that do not have a presence in the United States. The Company's Indirect Sales Channel targets non-foodservice markets such as retail, convenience, amusement parks, movie theaters, cruise lines, spas and other ticketing and entertainment venues. This group also works with third-party dealers and value-added resellers throughout the country.

New sales in the hotel/resort technology market are often generated by leads, be it by referrals, internet searches, media coverage or trade show presence. Marketing efforts are conducted in the form of email newsletters, direct mail campaigns, trade show exhibitions, advertising and targeted telesales calls. The Company employs direct sales personnel in several sales groups. The Domestic Sales Group targets independent, business class and luxury hotels and resorts and spas in the United States, Canada and the Caribbean. The International Sales Group seeks sales to independent hotels and resorts outside of the United States. The Corporate Accounts Sales Group works with high profile corporate and chain clients such as Mandarin Oriental Hotel Group, Destination Hotels and Resorts and West Paces Hotel Group. The Company's Installed Accounts Sales Group works solely with clients who have already installed the SMS|Host product suite. The Business Development group focuses on proactive identification of and initial penetration into new business channels for the SMS|Host and Spa*Soft* product lines worldwide.

Competition

The competitive landscape in the hospitality market is driven primarily by functionality, reliability, quality, pricing, service and support. The Company believes that its principal competitive advantages include its focus on an integrated technology solution offering, advanced development capabilities, in-depth industry knowledge and expertise, excellent product reliability, a direct sales force organization, and world class support and quick service response. The markets in which the Company transacts business are highly competitive. Most of our major customers have approved several suppliers who offer some form of sophisticated hospitality technology system similar to that of the Company. Major competitors include Panasonic, IBM Corporation, Radiant Systems, NCR, and Micros Systems.

Backlog

Due to the nature of the Hospitality business, backlog is not significant at any point in time. The Hospitality segment orders are generally of a short-term nature and are usually booked and shipped in the same fiscal year.

Research and Development

The highly technical nature of the Company's hospitality products requires a significant and continuous research and development effort. Ongoing product research and quality development efforts are an integral part of all activities within the Company. Functional and technical enhancements are actively being made to our products to increase customer satisfaction and maintain the high caliber of our software. Research and development expenses were approximately $17,155,000 in 2007, $11,802,000 in 2006 and $9,355,000 in 2005. The Company capitalizes certain software costs in accordance with Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* See Note 1 to the Consolidated Financial Statements included in Item 15 for further discussion.

Manufacturing and Suppliers

The Company assembles its products from standard components such as integrated circuits and fabricated parts such as printed circuit boards, metal parts and castings. Most components are manufactured by third parties to the Company's specifications. The Company depends on outside suppliers for the continued availability of its components and parts. Although most items are generally available from a number of different suppliers, the Company purchases certain components consistently from one supplier. Items purchased from only one supplier include certain printers, base castings and electronic components. If such a supplier should cease to supply an item, the Company believes that new sources could be found to provide the components. However, added cost and manufacturing delays could result and adversely affect the business of the Company. The Company has not experienced significant delays of this nature in the past, but there can be no assurance that delays in delivery due to supply shortages will not occur in the future.

Intellectual Property

The Company owns or has rights to certain patents, copyrights and trademarks, but believes none of these intellectual property rights provides a material competitive advantage. The Company relies upon non-disclosure agreements, license agreements and applicable domestic and foreign patent, copyright and trademark laws for protection of its intellectual property. To the extent such protective measures are unsuccessful, or the Company needs to enter into protracted litigation to enforce such rights, the Company's business could be adversely impacted. Similarly there is no assurance that the Company's products will not become the subject of a third-party claim of infringement or misappropriation. To the extent such claims result in costly litigation or force the Company to enter into royalty or license agreements, rather than enter into a prolonged dispute, the Company's business could be adversely impacted. The Company also licenses certain third-party software with its products. While the Company has maintained a strong relationship with its licensors, there is no assurance that such relationships will continue or that the licenses will be continued under fees and terms acceptable to the Company.

Government Segment

PAR operates two wholly-owned subsidiaries in the Government business segment, PAR Government Systems Corporation (PGSC) and Rome Research Corporation (RRC). These companies provide services to the U.S. Department of Defense (DoD) and other federal and state government organizations with a wide range of technical capability and scope. Significant areas in which the Company's services are involved include: design and integration of state-of-the-art imagery intelligence systems for information archive, retrieval, and processing; advanced research and development for imaging sensors; development and operations of logistics management systems; and engineering and support services for Government information technology and communications facilities.

The Company's offerings cover the entire development cycle for Government systems, including requirements analysis, design specification, development, implementation, installation, test and evaluation.

Information Systems and Technology

The Information Systems and Technology (IS&T) business sector supports the development of integrated systems for geospatial information archiving, processing, exploitation, and visualization. IS&T is the systems developer and integrator for the Air Force Research Laboratory-Rome Research (AFRL) and is a key developer on the National Geospatial-Intelligence Agency (NGA) Image Product Library (IPL) program. The IPL provides access to a virtual network of archives in support of the operational users of imagery. The Company has a substantial systems integration contract to support interoperability of new and emerging commercial imagery exploitation and data management systems for U.S. Air Force (USAF) operations. Since 1986, the Company has been a key contributor to the full-scale engineering development for the Joint Surveillance Target Attack Radar System (Joint STARS) and more recently, for the Coastal Battlefield Reconnaissance and Analysis (COBRA) program.

Signal and Image Processing

The Signal and Image Processing (SIP) business sector supports the development and implementation of complex sensor systems including the collection and analysis of sensor data. The SIP group has developed sensor concepts, algorithms, and real-time systems to address the difficult problems of finding low-contrast targets against clutter background, detecting man-made objects in dense foliage, and performing humanitarian efforts in support of the removal of land mines with ground penetrating radar. The Company also supports numerous technology demonstrations for the DoD, including a multi-national NATO exercise of wireless communications interoperability. As part of this demonstration, the Company designed and built the Software Radio Development System (SoRDS) for test and evaluation of communications waveforms. The Company has extended this technology into public safety and law enforcement via the Dynamic Open Architecture Radio System (DOARS) system, a multi-channel communications gateway intended to solve the problem of wireless communications interoperability. The Company also supports Navy airborne infrared surveillance systems through the development of advanced optical sensors.

Geospatial Software and Modeling

The Geospatial Software and Modeling (GS&M) business sector performs water resources modeling; Geographic Information Systems (GIS) based data management, and geospatial information technology development. In particular, the Company's Flood*Ware™ software tool and methodology is being utilized by New York State in support of the Federal Emergency Management Agency's Map Modernization Program. Similar technologies are used in support of water quality modeling and assessment applications for the NYC Watershed Protection Program.

Logistics Management Systems

The Logistics Management Systems (LMS) business sector focuses on the design, development, deployment and commercialization of the CargoWatch® Logistics Information Management System. CargoWatch is a comprehensive, end-to-end solution for the monitoring, control and management of transport assets and cargo throughout the supply chain (i.e., port, highway, rail, and ocean) transportation lifecycle. The CargoWatch system is being implemented under a multi-year Cooperative Agreement with the U.S. Department of Transportation/Maritime Administration (DOT/MARAD). CargoWatch uses state-of-the-art technology to acquire Global Positioning System (GPS) location and equipment status data. Wireless communication networks then transmit the data to the LMS Operations Center, and a powerful geospatial database customizes the data to meet the needs of each customer and provide it to the customer over the Internet or via direct linkage to existing (back-office) information systems. LMS has developed and delivered unique, value driven solutions to the refrigerated transport and logistics markets.

Information Technology and Communications Support Services

The Company provides a wide range of technical and support services to sustain mission critical components of the Department of Defense Global Information Grid (GIG). These services include continuous operations, system enhancements and maintenance of very low frequency (VLF), high frequency (HF) and very high frequency (VHF) radio transmitter/receiver facilities, and extremely high frequency (EHF) and super high frequency (SHF) satellite communication heavy earth terminal facilities. In addition to the communications support of the GIG, the Company provides information technology services to maintain DoD Metropolitan Area, Wide Area and Local Area Networks. These DoD communications and information technology services are provided at customer locations in and outside of the continental United States. The various facilities, operating 24/7, are integral to the command and control of the nation's air, land and naval forces, and those of United States coalition allies.

Test Laboratory and Range Operations

The Company provides management, engineering, and technical services under several contracts with the U.S. Air Force and the U.S. Navy. These services include the planning, execution, and evaluation of tests at government ranges and laboratories operated and maintained by the Company. Test activities include unique components, specialized equipment, and advanced systems for radar, communications, electronic counter-measures, and integrated weapons systems. The Company also develops complex measurement systems in several defense-related areas of technology.

Government Contracts

The Company performs work for U.S. Government agencies under firm fixed-price, cost-plus-fixed-fee and time-and-material contracts. The majority of its contracts are for one-year to five-year terms. There are several risks associated with Government contracts. For example, contracts may be terminated for the convenience of the Government any time the Government believes that such termination would be in its best interests. In this circumstance, the Company is entitled to receive payments for its allowable costs and, in general, a proportionate share of its fee or profit for the work actually performed. The Company's business with the U.S. Government is also subject to other risks unique to the defense industry, such as reduction, modification, or delays of contracts or subcontracts if the Government's requirements, budgets, policies or regulations change. The Company may also perform work prior to formal authorization or prior to adjustment of the contract price for increased work scope, change orders and other funding adjustments. Additionally, the Defense Contract Audit Agency on a regular basis audits the books and records of the Company. Such audits can result in adjustments to contract costs and fees. Audits have been completed through the Company's fiscal year 2005 and have not resulted in any material adjustments.

Marketing and Competition

Marketing begins with collecting information from a variety of sources concerning the present and future requirements of the Government and other potential customers for the types of technical expertise provided by the Company. Although the Company believes it is positioned well in its chosen areas of image and signal processing, information technology/communications and engineering services, competition for Government contracts is intense. Many of the Company's competitors are major corporations, or their subsidiaries, such as Lockheed Martin, Raytheon, Northrop Grumman, BAE, Harris, and SAIC that are significantly larger and have substantially greater financial resources than the Company. The Company also competes with many smaller companies that target particular segments of the Government market. Contracts are obtained principally through competitive proposals in response to solicitations from Government agencies and prime contractors. The principal competitive factors are past performance, the ability to perform, price, technological capabilities, management capabilities and service. In addition, the Company sometimes obtains contracts by submitting unsolicited proposals. Many of the Company's DoD customers are now migrating to commercial software standards, applications, and solutions. In that manner, the Company is utilizing its internal research and development to migrate existing solutions into software product lines that will support the DoD geospatial community (i.e., NGA, USAF, etc.).

Backlog

The dollar value of existing Government contracts at December 31, 2007, net of amounts relating to work performed to that date, was approximately $152,451,000, of which $41,691,000 was funded. At December 31, 2006, the comparable amount was approximately $96,637,000, of which $28,243,000 was funded. Funded amounts represent those amounts committed under contract by Government agencies and prime contractors. The December 31, 2007 Government contract backlog of $152,451,000 represents firm, existing contracts. Approximately $56,696,000 of this amount is expected to be completed in calendar year 2008, as funding is committed.

Employees

As of December 31, 2007, the Company had 1,800 employees, approximately 57% of whom are engaged in the Company's Hospitality segment, 40% of whom are in the Government segment, and the remainder are corporate employees.

Due to the highly technical nature of the Company's business, the Company's future can be significantly influenced by its ability to attract and retain its technical staff. The Company believes that it will be able to fulfill its near-term needs for technical staff.

Approximately 18% of the Company's employees are covered by collective bargaining agreements. The Company considers its employee relations to be good.

Exchange Certifications

The certification of the CEO of PAR required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual, relating to PAR's compliance with the NYSE's corporate governance listing standards, was submitted to the NYSE on June 19, 2007 with no qualifications.

Item 1A: Risk Factors

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section describes some, but not all, of the risks and uncertainties that could have a material adverse effect on our business, financial condition, results of operations and the market price of our common stock, and could cause our actual results to differ materially from those expressed or implied in our forward-looking statements.

A DECLINE IN THE VOLUME OF PURCHASES MADE BY ANY ONE OF THE COMPANY'S MAJOR CUSTOMERS WOULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

A small number of related customers have historically accounted for a majority of the Company's net revenues in any given fiscal period. For the fiscal years ended December 31, 2007, 2006 and 2005, aggregate sales to our top two Hospitality segment customers, McDonald's and Yum! Brands, amounted to 40%, 40% and 41%, respectively, of total revenues. Most of the Company's customers are not obligated to provide us with any minimum level of future purchases or with binding forecasts of product purchases for any future period. In addition, major customers may elect to delay or otherwise change the timing of orders in a manner that could adversely affect the Company's quarterly and annual results of operations. There can be no assurance that our current customers will continue to place orders with us, or that we will be able to obtain orders from new customers.

AN INABILITY TO PRODUCE NEW PRODUCTS THAT KEEP PACE WITH TECHNOLOGICAL DEVELOPMENTS AND CHANGING MARKET CONDITIONS COULD RESULT IN A LOSS OF MARKET SHARE.

The products we sell are subject to rapid and continual changes in technology. Our competitors offer products that have an increasingly wider range of features and capabilities. We believe that in order to compete effectively we must provide systems incorporating new technologies at competitive prices. There can be no assurance that we will be able to continue funding research and development at levels sufficient to enhance our current product offerings, or that the Company will be able to develop and introduce on a timely basis new products that keep pace with technological developments and emerging industry standards and address the evolving needs of customers. There also can be no assurance that we will not experience difficulties that will result in delaying or preventing the successful development, introduction and marketing of new products in our existing markets, or that our new products and product enhancements will adequately meet the requirements of the marketplace or achieve any significant degree of market acceptance. Likewise, there can be no assurance as to the acceptance of our products in new markets, nor can there be any assurance as to the success of our penetration of these markets, nor to the revenue or profit margins realized by the Company with respect to these products. If any of our competitors were to introduce superior software products at competitive prices, or if our software products no longer meet the needs of the marketplace due to technological developments and emerging industry standards, our software products may no longer retain any significant market share.

WE GENERATE MUCH OF OUR REVENUE FROM THE HOSPITALITY INDUSTRY AND THEREFORE ARE SUBJECT TO DECREASED REVENUES IN THE EVENT OF A DOWNTURN EITHER IN THAT INDUSTRY OR IN THE ECONOMY AS A WHOLE.

For the fiscal years ended December 31, 2007, 2006 and 2005, we derived 69%, 70% and 73%, respectively, of our total revenues from the Hospitality industry, primarily the quick service restaurant marketplace. Consequently, our Hospitality technology product sales are dependent in large part on the health of the Hospitality industry, which in turn is dependent on the domestic and international economy, as well as factors such as consumer buying preferences and weather conditions. Instabilities or downturns in the Hospitality market could disproportionately impact our revenues, as clients may either exit the industry or delay, cancel or reduce planned expenditures for our products. Although we believe we can assist the quick service restaurant sector of the Hospitality industry in a competitive environment, given the cyclical nature of that industry, there can be no assurance that our profitability and growth will continue.

WE DERIVE A PORTION OF OUR REVENUE FROM GOVERNMENT CONTRACTS, WHICH CONTAIN PROVISIONS UNIQUE TO PUBLIC SECTOR CUSTOMERS, INCLUDING THE GOVERNMENT'S RIGHT TO MODIFY OR TERMINATE THESE CONTRACTS AT ANY TIME.

For the fiscal years ended December 31, 2007, 2006 and 2005, we derived 31%, 30% and 27%, respectively, of our total revenues from contracts to provide technical services to U.S. Government agencies and defense contractors. Contracts with U.S. Government agencies typically provide that such contracts are terminable at the convenience of the U.S. Government. If the U.S. Government terminated a contract on this basis, we would be entitled to receive payment for our allowable costs and, in general, a proportionate share of our fee or profit for work actually performed. Most U.S. Government contracts are also subject to modification or termination in the event of changes in funding. As such, we may perform work prior to formal authorization, or the contract prices may be adjusted for changes in scope of work. Termination or modification of a substantial number of our U.S. Government contracts could have a material adverse effect on our business, financial condition and results of operations.

We perform work for various U.S. Government agencies and departments pursuant to fixed-price, cost-plus fixed fee and time-and-material, prime contracts and subcontracts. Approximately 69% of the revenue that we derived from Government contracts for the year ended December 31, 2007 came from fixed-price or time-and-material contracts. The balance of the revenue that we derived from Government contracts in 2007 primarily came from cost-plus fixed fee contracts. Most of our contracts are for one-year to five-year terms.

While fixed-price contracts allow us to benefit from cost savings, they also expose us to the risk of cost overruns. If the initial estimates we use for calculating the contract price are incorrect, we can incur losses on those contracts. In addition, some of our governmental contracts have provisions relating to cost controls and audit rights and, if we fail to meet the terms specified in those contracts, then we may not realize their full benefits. Lower earnings caused by cost overruns would have an adverse effect on our financial results.

Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Under cost-plus fixed fee contracts, we are reimbursed for allowable costs and paid a fixed fee. However, if our costs under either of these types of contract exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, we may not be able to obtain reimbursement for all of our costs.

If we are unable to control costs incurred in performing under each type of contract, such inability to control costs could have a material adverse effect on our financial condition and operating results. Cost over-runs also may adversely affect our ability to sustain existing programs and obtain future contract awards.

WE FACE EXTENSIVE COMPETITION IN THE MARKETS IN WHICH WE OPERATE, AND OUR FAILURE TO COMPETE EFFECTIVELY COULD RESULT IN PRICE REDUCTIONS AND/OR DECREASED DEMAND FOR OUR PRODUCTS AND SERVICES.

There are several suppliers who offer Hospitality management systems similar to ours. Some of these competitors are larger than PAR and have access to substantially greater financial and other resources and, consequently, may be able to obtain more favorable terms than we can for components and subassemblies incorporated into these Hospitality technology products. The rapid rate of technological change in the Hospitality industry makes it likely that we will face competition from new products designed by companies not currently competing with us. These new products may have features not currently available on our Hospitality products. We believe that our competitive ability depends on our total solution offering, our product development and systems integration capability, our direct sales force and our customer service organization. There is no assurance, however, that we will be able to compete effectively in the hospitality technology market in the future.

Our Government contracting business has been focused on niche offerings, primarily signal and image processing, information technology outsourcing and engineering services. Many of our competitors are, or are subsidiaries of, companies such as Lockheed Martin, Raytheon, Northrop Grumman, BAE, Harris and SAIC. These companies are larger and have substantially greater financial resources than we do. We also compete with smaller companies that target particular segments of the Government market. These companies may be better positioned to obtain contracts through competitive proposals. Consequently, there are no assurances that we will continue to win Government contracts as a prime contractor or subcontractor.

WE MAY NOT BE ABLE TO MEET THE UNIQUE OPERATIONAL, LEGAL AND FINANCIAL CHALLENGES THAT RELATE TO OUR INTERNATIONAL OPERATIONS, WHICH MAY LIMIT THE GROWTH OF OUR BUSINESS.

For the fiscal years ended December 31, 2007, 2006 and 2005, our net revenues from sales outside the United States were 14%, 13% and 11%, respectively, of the Company's total revenues. We anticipate that international sales will continue to account for a significant portion of sales. We intend to continue to expand our operations outside the United States and to enter additional international markets, which will require significant management attention and financial resources. Our operating results are subject to the risks inherent in international sales, including, but not limited to, regulatory requirements, political and economic changes and disruptions, geopolitical disputes and war, transportation delays, difficulties in staffing and managing foreign sales operations, and potentially adverse tax consequences. In addition, fluctuations in exchange rates may render our products less competitive relative to local product offerings, or could result in foreign exchange losses, depending upon the currency in which we sell our products. There can be no assurance that these factors will not have a material adverse affect on our future international sales and, consequently, on our operating results.

OUR BUSINESS DEPENDS ON A LARGE NUMBER OF HIGHLY QUALIFIED PROFESSIONAL EMPLOYEES AND, IF WE ARE NOT ABLE TO RECRUIT AND RETAIN A SUFFICIENT NUMBER OF THESE EMPLOYEES, WE WOULD NOT BE ABLE TO PROVIDE HIGH QUALITY SERVICES TO OUR CURRENT AND FUTURE CUSTOMERS, WHICH WOULD HAVE AN ADVERSE EFFECT ON OUR REVENUES AND OPERATING RESULTS.

We actively compete for qualified professional staff. The availability or lack thereof of qualified professional staff may affect our ability to develop new products and to provide services and meet the needs of our customers in the future. An inability to fulfill customer requirements due to a lack of available qualified staff at agreed upon salary rates may adversely impact our operating results in the future.

A SIGNIFICANT PORTION OF OUR TOTAL ASSETS CONSISTS OF GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS, WHICH ARE SUBJECT TO A PERIODIC IMPAIRMENT ANALYSIS AND A SIGNIFICANT IMPAIRMENT DETERMINATION IN ANY FUTURE PERIOD COULD HAVE AN ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS EVEN WITHOUT A SIGNIFICANT LOSS OF REVENUE OR INCREASE IN CASH EXPENSES ATTRIBUTABLE TO SUCH PERIOD.

We have goodwill and identifiable intangible assets totaling approximately $27 million and $9.9 million at December 31, 2007, respectively, resulting primarily from several business acquisitions. At least annually, we evaluate goodwill and identifiable intangible assets for impairment based on the fair value of the reporting unit to which these assets relate. This estimated fair value could change if we are unable to achieve operating results at the levels that have been forecasted, the market valuation of such companies decreases based on transactions involving similar companies, or there is a permanent, negative change in the market demand for the services offered by the business unit. These changes could result in an impairment of the existing goodwill and identifiable intangible asset balances that could require a material non-cash charge to our results of operations.

Item 2: Properties

The following are the principal facilities (by square footage) of the Company:

Location	Industry Segment	Floor Area Principal Operations	Number of Sq. Ft.
New Hartford, NY	Hospitality Government	Principal executive offices, manufacturing, research and development laboratories, computing facilities	138,500
Rome, NY	Government	Research and development	52,800
Stowe, VT	Hospitality	Sales, service and research and development	26,000
Boulder, CO	Hospitality	Service	22,500
Boca Raton, FL	Hospitality	Research and development	14,900
Sydney, Australia	Hospitality	Sales and service	14,000
Las Vegas, NV	Hospitality	Service	8,800
Vaughn, Canada	Hospitality	Sales, service and research and development	8,000
Toronto, Canada	Hospitality	Sales, service and research and development	7,700

The Company's headquarters and principal business facility is located in New Hartford, New York, which is near Utica, located in Central New York State.

The Company owns its principal facility and adjacent space in New Hartford, N.Y. All of the other facilities are leased for varying terms. Substantially all of the Company's facilities are fully utilized, well maintained, and suitable for use. The Company believes its present and planned facilities and equipment are adequate to service its current and immediately foreseeable business needs.

Item 3: Legal Proceedings

The Company is subject to legal proceedings which arise in the ordinary course of business. In the opinion of management, the ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

Part II

Item 5: Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock, par value $.02 per share, trades on the New York Stock Exchange (NYSE symbol - PTC). At December 31, 2007, there were approximately 453 owners of record of the Company's Common Stock, plus those owners whose stock certificates are held by brokers.

The following table shows the high and low stock prices for the two years ended December 31, 2007 as reported by New York Stock Exchange:

	2007		2006	
Period	Low	High	Low	High
First Quarter	$ 8.31	$ 10.18	$ 17.22	$ 22.73
Second Quarter	$ 8.26	$ 10.87	$ 10.61	$ 18.60
Third Quarter	$ 7.62	$ 8.90	$ 7.40	$ 13.01
Fourth Quarter	$ 6.81	$ 8.99	$ 7.07	$ 9.24

The Company has not paid cash dividends on its Common Stock, and its Board of Directors presently intends to continue to retain earnings for reinvestment in growth opportunities. Accordingly, it is anticipated that no cash dividends will be paid in the foreseeable future.

On November 14, 2005, the Company's Board of Directors declared a 3 for 2 stock split in the form of a stock dividend that was distributed on January 6, 2006 to shareholders of record on December 12, 2005. All share and per share data in these consolidated financial statements and footnotes have been retroactively restated as if the stock split had occurred as of the earliest period presented.

Item 6: Selected Financial Data

SELECTED CONSOLIDATED STATEMENT OF INCOME DATA
(in thousands, except per share amounts)

The following selected historical consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

	Year ended December 31,				
	2007	2006	2005	2004	2003
Net revenues	$ 209,484	$ 208,667	$ 205,639	$ 174,884	$ 139,770
Cost of sales	$ 157,576	$ 153,158	$ 150,053	$ 137,738	$ 110,777
Gross margin	$ 51,908	$ 55,509	$ 55,586	$ 37,146	$ 28,993
Selling, general & administrative	$ 37,517	$ 33,440	$ 30,867	$ 22,106	$ 19,340
Benefit (provision) for income taxes	$ 1,497	$ (3,146)	$ (5,358)	$ (3,729)	$ (1,593)
Income (loss) from continuing operations	$ (2,708)	$ 5,721	$ 9,432	$ 5,635	$ 2,792
Basic earnings (loss) per share from continuing operations	$ (0.19)	$ 0.40	$ 0.68	$ 0.43	$ 0.22
Diluted earnings (loss) per share from continuing operations	$ (0.19)	$ 0.39	$ 0.64	$ 0.41	$ 0.21

The selected consolidated financial statement data summarized above is reflective of business acquisitions in 2006 and 2005, as discussed in Note 2 and reflects the adoption of accounting pronouncements as discussed in Note 1 to the Consolidated Financial Statements.

SELECTED CONSOLIDATED BALANCE SHEET DATA
(in thousands)

	December 31,				
	2007	2006	2005	2004	2003
Current assets	$ 97,879	$ 95,991	$ 84,492	$ 77,696	$ 74,195
Current liabilities	$ 52,284	$ 46,473	$ 43,661	$ 45,159	$ 29,816
Total assets	$ 146,518	$ 142,796	$ 125,149	$ 111,752	$ 87,147
Long-term debt	$ 6,932	$ 7,708	$ 1,948	$ 2,005	$ 2,092
Shareholders' equity	$ 84,987	$ 86,083	$ 78,492	$ 63,574	$ 55,239

The selected consolidated financial statement data summarized above is reflective of business acquisitions in 2006 and 2005, as discussed in Note 2 to the Consolidated Financial Statements.

On November 14, 2005, the Company's Board of Directors declared a 3 for 2 stock split in the form of a stock dividend that was distributed on January 6, 2006 to shareholders of record on December 12, 2005. All share and per share data in these consolidated financial statements and footnotes have been retroactively restated as if the stock split had occurred as of the earliest period presented.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statement

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Any statements in this document that do not describe historical facts are forward-looking statements. Forward-looking statements in this document (including forward-looking statements regarding the continued health of the Hospitality industry, future information technology outsourcing opportunities, an expected increase in contract funding by the U.S. Government, the impact of current world events on our results of operations, the effects of inflation on our margins, and the effects of interest rate and foreign currency fluctuations on our results of operations) are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When we use words such as "intend," "anticipate," "believe," "estimate," "plan," "will," or "expect", we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we presently may be planning. We have disclosed certain important factors that could cause our actual future results to differ materially from our current expectations, including a decline in the volume of purchases made by one or a group of our major customers; risks in technology development and commercialization; risks of downturns in economic conditions generally, and in the quick-service sector of the hospitality market specifically; risks associated with government contracts; risks associated with competition and competitive pricing pressures; and risks related to foreign operations. Forward-looking statements made in connection with this report are necessarily qualified by these factors. We are not undertaking to update or revise publicly any forward-looking statements if we obtain new information or upon the occurrence of future events or otherwise.

Overview

PAR is a leading provider of hospitality systems that include software, hardware and a variety of services to several industries including: restaurants, hotels/resorts/spas, cruise lines and specialty retailers. The Company is also a provider to the Federal Government, and its agencies, of applied technology and technical services primarily with the Department of Defense.

The Company's hospitality products are used in a variety of applications by numerous customers. The Company faces competition in all of its markets (restaurants, hotels, etc.) and competes primarily on the basis of product design/features, product quality/reliability, price, customer service, and delivery capability. Recently the trend amongst our hospitality customers is to consolidate their lists of approved vendors to companies that have a global reach, can achieve quality and delivery standards, have multiple product offerings, R&D capability, and can be competitive with their pricing. PAR believes that its global reach as a hospitality technology provider is an important competitive advantage as it allows the Company to provide innovative products, with significant delivery capability, globally to its multinational customers like McDonald's, Yum! Brands and the Mandarin Oriental Hotel Group.

In the fourth quarter of 2006, PAR acquired substantially all of the assets of SIVA Corporation, a privately held hospitality technology software company and a provider of web-based service oriented architected (SOA) software applications to the hospitality industry. The acquisition included all of SIVA's software and software technology as well as several existing contracts. During 2005 the Company acquired PixelPoint Technologies of Toronto, Ontario, Canada. PixelPoint designs software specifically for the table service segment of the restaurant industry and the Company views this business as a natural progression of the Company to be the dominant supplier of hospitality technology across several vertical industries.

PAR's strategy is to provide completely integrated technology systems and services along with a high level of customer service in the markets in which it competes. The Company directs its research and development efforts to develop cutting-edge products that meet and exceed our customers' needs and also have high probability for broader market appeal and success. PAR also focuses upon operating efficiencies and controlling costs. This is achieved through investment in modern production technologies, and by managing purchasing processes and functions.

In 2007, the Company undertook an internal investment strategy in three distinct areas of its hospitality segment. First, the Company made significant investments in its development of next generation software. Additionally, the Company invested in building a more robust, further reaching distribution channel. Lastly, as the Company's customers expand in international markets, PAR has invested in constructing an international infrastructure, initially concentrating on the Asia/Pacific rim due to the new restaurant growth and concentration of PAR's customers in that region.

In the hotel/resort business, PAR installed new property management systems at several leading resorts including Ponte Vidra Beach Resort, the Glen Eagles Hotel in Scotland, the MotorCity Casino Hotel and Capella Hotels & Resorts to list a brief sample.

Approximately 31% of the Company's revenues are generated in our Government Business segment. This segment is comprised of two subsidiaries: PAR Government Systems Corporation and Rome Research Corporation. Through these two government contractors, the Company provides IT and communications support services to the U.S. Navy, Air Force and Army. In addition, PAR also offers its services to several non-military U.S. federal, state and local agencies. The Company provides applied technology services including radar, image and signal processing, logistics management systems, and geospatial services and products. The Company's record Government performance rating allows the Company to continually win repeat business and long-term client-vendor relationships with their contract customers. PAR can provide its clients the technical expertise necessary to facilitate and operate complex systems utilized by government agencies. In 2007 PAR was awarded several new contracts with the Department of Defense, including contract work at the Air Force's Rome Laboratory in NY, Robins Air Force Base, Tinker Air Force Base, NAVSOC at Point Magu, CA and the Navy Transmitter Facility at Dixon, CA. PAR Logistics Management Systems signed new business with JB Hunt Transport Services, Inc. and NYK Line to provide tracking and monitoring services for commercial refrigerated containers.

The Company will continue to leverage its core technical capabilities and performance into related technical areas and an expanding customer base. The Company will seek to accelerate this growth through strategic acquisitions of businesses that broaden the Company's technology and/or business base.

Summary

The Company believes it can be successful in its two core business segments –Hospitality and Government – due to its focus and industry expertise. PAR remains committed to streamlining operations and improving return on invested capital through a variety of initiatives.

The following table sets forth the Company's revenues by reportable segment for the year ended December 31 (in thousands):

	2007	2006	2005
Revenues:			
Hospitality	$ 144,486	$ 145,216	$ 149,457
Government	64,998	63,451	56,182
Total consolidated revenue	$ 209,484	$ 208,667	$ 205,639

The following discussion and analysis highlights items having a significant effect on operations during the three year period ended December 31, 2007. This discussion may not be indicative of future operations or earnings. It should be read in conjunction with the audited annual Consolidated Financial Statements and notes thereto and other financial and statistical information included in this report.

Results of Operations — 2007 Compared to 2006

The Company reported revenues of $209.5 million for the year ended December 31, 2007, virtually unchanged from the $208.7 million reported for the year ended December 31, 2006. The Company's net loss for the year ended December 31, 2007 was $2.7 million, or $.19 diluted net loss per share, compared to net income of $5.7 million and $.39 diluted net income per share for the same period in 2006.

Product revenues from the Company's Hospitality segment were $77.1 million for the year ended December 31, 2007, a decrease of 7% from the $83.2 million recorded in 2006. This decrease was due to an $8.3 million decline in domestic product sales primarily due to a continued delay in hardware orders from a major customer pending the release of that customer's new third party software. The decline was also due to the Company's delay in replacing hardware and software business associated with last year's orders from two new customers. This drop in domestic revenue was partially offset by a $2.2 million increase in international product sales. Approximately $900,000 of the international revenue increase was due to currency fluctuations. This increase was the result of growth in sales to the Company's restaurant customers in Asia and Canada and property management systems in Europe and Latin America.

Customer service revenues are also generated by the Company's Hospitality segment. The Company's service offerings include installation, software maintenance, training, twenty-four hour help desk support and various depot and on-site service options. Customer service revenues were $67.4 million for the year ended December 31, 2007, a 9% increase from $62 million reported for the same period in 2006. Approximately $3 million of this growth was related to the award of a new service contract with a major customer in October of 2006. Also contributing to the growth was an increase in software maintenance contracts. This was partially offset by a decline in installation revenue due to the lower product revenue.

Contract revenues from the Company's Government segment were $65 million for the year ended December 31, 2007, an increase of 2% when compared to the $63.5 million recorded in the same period in 2006. The primary factor contributing to the growth was a $1.9 million increase in revenue from the Company's information technology outsourcing contracts for facility operations at critical U.S. Department of Defense telecommunication sites across the globe. These outsourcing operations provided by the Company directly support U.S. Navy, Air Force and Army operations as they seek to convert their military information technology communications facilities into contractor-run operations and to meet new requirements with contractor support.

Product margins for the year ended December 31, 2007 were 40.8%, a decrease of 160 basis points from the 42.4% for the year ended December 31, 2006. This decline in margins was primarily attributable to a decrease in software revenue in 2007 when compared to 2006. The Company has not replaced the software revenue associated with two new customers in 2006.

Customer Service margins were 24.2% for the year ended December 31, 2007 compared to 25.2% for the same period in 2006. This decrease was primarily due to the obsolescence of service parts for a discontinued product line. The decline was also due to lower than planned installation revenue directly related to the decrease in product revenue. This adversely impacted the utilization of installation personnel.

Contract margins were 6.4% for the year ended December 31, 2007 versus 7.2% for the same period in 2006. The decrease was due, in part, to a favorable cost share adjustment on the Company's Logistics Management Program in 2006. The decrease was also attributable to start up costs incurred in 2007 on a new Information Technology outsourcing contract with the Navy. The most significant components of contract costs in 2007 and 2006 were labor and fringe benefits. For 2007, labor and fringe benefits were $48.4 million or 79% of contract costs compared to $45.9 million or 78% of contract costs for the same period in 2006.

Selling, general and administrative expenses are virtually all related to the Company's Hospitality segment. Selling, general and administrative expenses for the year ended December 31, 2007 were $37.5 million, an increase of 12% from the $33.4 million expense for the same period in 2006. This increase was due to growth in sales and marketing expenses associated with restaurant products as the Company is investing in its international infrastructure and in the expansion of its dealer channel. The increase was also due to a rise in bad debt expense due to an increase in write-offs related to various customers.

Research and development expenses relate primarily to the Company's Hospitality segment. Research and development expenses were $17.2 million for the year ended December 31, 2007, an increase of 45% from the $11.8 million recorded in 2006. This increase was primarily attributable to the Company's continued research and development in its next generation software products for its restaurant customers. The platform for this next generation of products was acquired from SIVA Corporation in the fourth quarter of 2006.

Amortization of identifiable intangible assets was $1.6 million for the year ended December 31, 2007 compared to $1.3 million for 2006. The increase is primarily due to amortization of intangible assets of SIVA Corporation which was acquired on November 2, 2006.

Other income, net, was $1.2 million for the year ended December 31, 2007 compared to $617,000 for the same period in 2006. Other income primarily includes rental income and foreign currency gains and losses. The increase is primarily due to an increase in foreign currency gains in 2007 compared to 2006.

Interest expense represents interest charged on the Company's short-term borrowing requirements from banks and from long-term debt. Interest expense was $1.1 million for the year ended December 31, 2007 as compared to $734,000 in 2006. The Company experienced a higher borrowing interest rate in 2007 when compared to 2006. The Company also recognized interest expense related to its interest rate swap agreement that was entered into in September 2007. This was partially offset by lower than average borrowings during 2007 versus 2006.

For the year ended December 31, 2007, the Company's effective income tax rate was a benefit of 35.6%, compared to a provision of 35.5% in 2006. The variance from the federal statutory rate in 2007 was primarily due to the state income tax benefits resulting from the pretax loss and certain tax credits, offset by various nondeductible expenses which decreased the tax benefit. The variance from the federal statutory rate in 2006 was primarily due to state income taxes, offset by benefits related to export sales as well as tax benefits related to domestic production activities.

Results of Operations — 2006 Compared to 2005

The Company reported revenues of $208.7 million for the year ended December 31, 2006, an increase of 1.5% from the $205.6 million reported for the year ended December 31, 2005. The Company's net income for the year ended December 31, 2006 was $5.7 million, or $.39 diluted net income per share, compared to net income of $9.4 million and $.64 per diluted share for the same period in 2005.

Product revenues from the Company's Hospitality segment were $83.2 million for the year ended December 31, 2006, a decrease of 9% from the $91.1 million recorded in 2005. This decrease was due to a $9.2 million decline in domestic product sales primarily due to lower hardware sales to Hospitality customers. This drop in domestic revenue was partially offset by a $4.9 million increase in international product sales. This increase was the result of growth in sales to the Company's restaurant customers in Asia and Europe.

Customer service revenues are also generated by the Company's Hospitality segment. The Company's service offerings include installation, software maintenance, training, twenty-four hour help desk support and various depot and on-site service options. Customer service revenues were $62 million for the year ended December 31, 2006, a 6% increase from $58.3 million reported for the same period in 2005. The Company experienced growth in its field service, software maintenance and depot repair revenues for its Hospitality customers due to expansion of the Company's customer base. This was partially offset by a decline in installation revenue due to the lower product revenue.

Contract revenues from the Company's Government segment were $63.5 million for the year ended December 31, 2006, an increase of 13% when compared to the $56.2 million recorded in the same period in 2005. The primary factor contributing to the growth was a $3.4 million increase in applied technology contracts including the Company's work in providing technical assistance for the development of battle planning software used by the Air Force. Also contributing was a $3 million increase in revenue from the Company's information technology outsourcing contracts for facility operations at critical U.S. Department of Defense telecommunication sites across the globe. These outsourcing operations provided by the Company directly support U.S. Navy, Air Force and Army operations as they seek to convert their military information technology communications facilities into contractor-run operations and to meet new requirements with contractor support.

Product margins for the year ended December 31, 2006 were 42.4 %, an increase of 100 basis points from the 41.4% for the year ended December 31, 2005. This increase in margins was primarily attributable to an increase in software revenue in 2006 when compared to 2005.

Customer Service margins were 25.2% for the year ended December 31, 2006 compared to 24.2% for the same period in 2005. This increase is due to lower material costs and an increase in software maintenance revenue.

Contract margins were 7.2% for the year ended December 31, 2006 versus 6.7% for the same period in 2005. This increase is primarily due to higher margins on certain fixed price contracts and to a favorable cost share adjustment on the Company's Logistics Management Program. The most significant components of contract costs in 2006 and 2005 were labor and fringe benefits. For 2006, labor and fringe benefits were $45.9 million or 78% of contract costs compared to $39.4 million or 75% of contract costs for the same period in 2005.

Selling, general and administrative expenses are virtually all related to the Company's Hospitality segment. Selling, general and administrative expenses for the year ended December 31, 2006 were $33.4 million, an increase of 8% from the $30.9 million expense for the same period in 2005. This increase was primarily due to a rise in sales and marketing expenses associated with restaurant products as the Company is planning for future growth including in international markets. The Company's 2005 acquisition of PixelPoint Technologies, Inc. also contributed to this increase. Other reasons for the expense growth include start up costs on a new customer service contract in 2006 and stock based compensation expense which was not required to be recognized in 2005.

Research and development expenses relate primarily to the Company's Hospitality segment. Research and development expenses were $11.8 million for the year ended December 31, 2006, an increase of 26% from the $9.4 million recorded in 2005. The increase was primarily attributable to the Company's continued research and development in its hardware and software products for its restaurant, resort and spa customers. The increase also reflects the research and development expenses related to the SIVA acquisition in the fourth quarter of 2006 and to the PixelPoint acquisition in the fourth quarter of 2005.

Amortization of identifiable intangible assets was $1.3 million for the year ended December 31, 2006 compared to $1 million for 2005. The increase is primarily due to amortization relating to the acquisition of PixelPoint Technologies, Inc. on October 4, 2005, and to the SIVA acquisition on November 2, 2006.

Other income, net, was $617,000 for the year ended December 31, 2006 compared to $743,000 for the same period in 2005. Other income primarily includes rental income and foreign currency gains and losses. The decrease is primarily due to lower foreign currency gains in 2006 compared to 2005.

Interest expense represents interest charged on the Company's short-term borrowing requirements from banks and from long-term debt. Interest expense was $734,000 for the year ended December 31, 2006 as compared to $287,000 in 2005. The Company experienced a higher borrowing interest rate and higher average borrowings in 2006 when compared to 2005.

For the year ended December 31, 2006, the Company's effective income tax rate was 35.5%, compared to 36.2% in 2005. The variance from the federal statutory rate in 2006 and 2005 was primarily due to state income taxes, offset by benefits related to export sales as well as tax benefits related to domestic production activities.

Liquidity and Capital Resources

The Company's primary sources of liquidity have been cash flow from operations and lines of credit with various banks. Cash provided by continuing operations was $8.7 million for the year ended December 31, 2007 compared to cash used of $3.6 million for 2006. In 2007, cash was generated through the timing of payments to vendors and the timing of customer payments on annual service contracts. This was offset by a growth in inventory in anticipation of future demand. In 2006, cash was used to finance the growth in receivables and inventory. This was partially offset by cash generated from operating profits.

Cash used in investing activities was $3.5 million for the year ended December 31, 2007 versus $7.8 million for the same period in 2006. In 2007, capital expenditures were $2 million and were primarily for manufacturing and research and development equipment. Capitalized software costs relating to software development of Hospitality segment products were $1.2 million in 2007. The amount paid as a contingent purchase price under prior years' acquisitions totaled $278,000 in 2007. In 2006, capital expenditures were $1.2 million and were principally for manufacturing and information technology equipment. Capitalized software costs relating to software development of Hospitality segment products were $822,000 in 2006. In 2006, the Company used $5.8 million in cash for the acquisition of SIVA Corporation.

Cash used in financing activities was $5.3 million for the year ended December 31, 2007 versus $10.5 million of cash provided in 2006. In 2007, the Company reduced its short-term borrowings by $5.2 million and decreased its long-term debt by $244,000. The Company also benefited $203,000 from the exercise of employee stock options. In 2006, the Company increased its short-term borrowings by $4.2 million and increased its long-term debt by $5.9 million. This increase was principally due to debt incurred in connection with the acquisition of SIVA Corporation. The Company also benefited $352,000 from the exercise of employee stock options.

The Company has an aggregate availability of $20,000,000 in unsecured bank lines of credit. One line totaling $12,500,000 bears interest at the bank borrowing rate (6.75% at December 31, 2007). The second line of $7,500,000 allows the Company, at its option, to borrow funds at the LIBOR rate plus the applicable interest rate spread or at the bank's prime lending rate (6.85% at December 31, 2007). These facilities contains certain loan covenants including a leverage ratio of not greater than 3:5 to 1 and a fixed charge coverage ratio of not less than 4 to 1. In June 2007, these credit agreements were amended to waive the existing leverage and fixed charge coverage ratios for the remainder of 2007. Under the amendment, the Company was required to meet a minimum EBITDA requirement for the balance of 2007. In the fourth quarter of 2007, the Company did not attain the required EBITDA covenant but received waivers from its banks from this requirement. In addition, in January and February 2008, these credit agreements were amended to modify the requirement for leverage ratio and fixed charge coverage ratio through June of 2008. The original covenants become effective for the quarter ended September 30, 2008 and thereafter. These lines expire in April 2009. At December 31, 2007 and 2006, there was $2,500,000 and $7,713,000 outstanding under these lines, respectively. The weighted average interest rate paid by the Company during 2007 and 2006 was 6.6%.

In 2006, the Company borrowed $6,000,000 under an unsecured term loan agreement with a bank in connection with the acquisition of SIVA Corporation. The loan provides for interest only payments in the first year and escalating principal payments through 2012. The loan bears interest at the LIBOR rate plus the applicable interest rate spread (7.25% at December 31, 2007).

In September 2007, the Company entered into an interest rate swap agreement associated with the $6,000,000 loan discussed in the preceding paragraph. At December 31, 2007, the notional principal amount totaled $5,850,000. This instrument was utilized by the Company to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The Company did not adopt hedge accounting under the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, but rather records the fair market value adjustments through the consolidated statements of operations each period. The associated fair value adjustment included within the consolidated statements of operations for the year ended December 31, 2007 was $154,000 and is included as an increase to interest expense.

The Company has a $1,854,000 mortgage collateralized by certain real estate. The annual mortgage payment including interest totals $226,000. The mortgage bears interest at a fixed rate of 7% and matures in 2010.

The Company's future principal payments under its term loan and mortgage are as follows (in thousands):

2008	$ 772
2009	1,079
2010	2,928
2011	1,575
2012	1,350
	$ 7,704

The Company's future minimum obligations under non-cancelable operating leases are as follows (in thousands):

2008	$ 2,382
2009	1,793
2010	1,024
2011	716
2012	575
Thereafter	1,789
	$ 8,279

During fiscal year 2008, the Company anticipates that its capital requirements will be approximately $2 to $3 million. The Company does not usually enter into long term contracts with its major Hospitality segment customers. The Company commits to purchasing inventory from its suppliers based on a combination of internal forecasts and the actual orders from customers. This process, along with good relations with suppliers, minimizes the working capital investment required by the Company. Although the Company lists two major customers, McDonald's and Yum! Brands, it sells to hundreds of individual franchisees of these corporations, each of which is individually responsible for its own debts. These broadly made sales substantially reduce the impact on the Company's liquidity if one individual franchisee reduces the volume of its purchases from the Company in a given year. The Company, based on internal forecasts, believes its existing cash, line of credit facilities and its anticipated operating cash flow will be sufficient to meet its cash requirements through at least the next twelve months. However, the Company may be required, or could elect, to seek additional funding prior to that time. The Company's future capital requirements will depend on many factors including its rate of revenue growth, the timing and extent of spending to support product development efforts, expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of its products. The Company cannot assure that additional equity or debt financing will be available on acceptable terms or at all. The Company's sources of liquidity beyond twelve months, in management's opinion, will be its cash balances on hand at that time, funds provided by operations, funds available through its lines of credit and the long-term credit facilities that it can arrange.

Critical Accounting Policies

The Company's consolidated financial statements are based on the application of U.S. generally accepted accounting principles (GAAP). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. The Company believes its use of estimates and underlying accounting assumptions adhere to GAAP and are consistently applied. Valuations based on estimates are reviewed for reasonableness and adequacy on a consistent basis throughout the Company. Primary areas where financial information of the Company is subject to the use of estimates, assumptions and the application of judgment include revenue recognition, accounts receivable, inventories, intangible assets and taxes.

Revenue Recognition Policy

The Company recognizes revenue generated by the Hospitality segment using the guidance from SEC Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition* and the AICPA Statement of Position (SOP) 97-2, *Software Revenue Recognition.* Product revenues consist of sales of the Company's standard point-of-sale and property management systems of the Hospitality segment. Product revenues include both hardware and software sales. The Company also records service revenues relating to its standard point-of-sale and property management systems of the Hospitality segment.

Hardware

Revenue recognition on hardware sales occurs upon delivery to the customer site (or when shipped for systems that are not installed by the Company) as under SAB No. 104, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured.

Software

Revenue recognition on software sales generally occurs upon delivery to the customer site (or when shipped for systems that are not installed by the Company) as under SOP 97-2, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. For software sales where the Company is the sole party that has the proprietary knowledge to install the software, revenue is recognized upon installation and when the system is ready to go live.

Service

Service revenue consists of installation and training services, support maintenance, and field and depot repair. Installation and training service revenue are based upon standard hourly/daily rates and revenue is recognized as the services are performed. Support maintenance and field and depot repair are provided to customers either on a time and materials basis or under a maintenance contract. Services provided on a time and materials basis are recognized as the services are performed. Service revenues from maintenance contracts are recognized ratably over the underlying contract period.

The individual product and service offerings that are included in arrangements with our customers are identified and priced separately to the customer based upon the stand alone price for each individual product or service sold in the arrangement irrespective of the combination of products and services which are included in a particular arrangement. As such, the units of accounting are based on each individual product and service sold, and revenue is allocated to each element based on vendor specific objective evidence (VSOE) of fair value. VSOE of fair value for each individual product and service is based on separate individual prices of these products and services. The sales price used to establish fair value is the sales price of the element when it is sold individually in a separate arrangement and not as a separate element in a multiple element arrangement.

Contracts

The Company recognizes revenue in its Government segment using the guidance from SEC SAB No. 104, *Revenue Recognition*. The Company's contract revenues generated by the Government segment result primarily from contract services performed for the U.S. Government under a variety of cost-plus fixed fee, time-and-material, and fixed-price contracts. Revenue on cost-plus fixed fee contracts is recognized based on allowable costs for labor hours delivered, as well as other allowable costs plus the applicable fee. Revenue on time and material contracts is recognized by multiplying the number of direct labor hours delivered in the performance of the contract by the contract billing rates and adding other direct costs as incurred. Revenue from fixed-price contracts is recognized as labor hours are delivered which approximates the straight-line basis of the life of the contract. The Company's obligation under these contracts is to provide labor hours to conduct research or to staff facilities with no other deliverables or performance obligations. Anticipated losses on all contracts are recorded in full when identified. Unbilled accounts receivable are stated in the Company's consolidated financial statements at their estimated realizable value. Contract costs, including indirect expenses, are subject to audit and adjustment through negotiations between the Company and U.S. Government representatives.

Accounts Receivable-Allowance for Doubtful Accounts

Allowances for doubtful accounts are based on estimates of probable losses related to accounts receivable balances. The establishment of allowances requires the use of judgment and assumptions regarding probable losses on receivable balances. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based on our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and appropriate reserves have been established, we cannot guarantee that we will continue to experience the same credit loss rates that we have experienced in the past. Thus, if the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required.

Inventories

The Company's inventories are valued at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method. The Company uses certain estimates and judgments and considers several factors including product demand and changes in technology to provide for excess and obsolescence reserves to properly value inventory.

Capitalized Software Development Costs

The Company capitalizes certain costs related to the development of computer software used in its Hospitality segment under the requirements of Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed*. Software development costs incurred prior to establishing technological feasibility are charged to operations and included in research and development costs. Software development costs incurred after establishing technological feasibility are capitalized and amortized over the estimated economic life when the product is available for general release to customers.

Goodwill

Following Financial Accounting Standards Board issuance of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, (SFAS 142), the Company tests all goodwill for impairment annually, or more frequently if circumstances indicate potential impairment. The Company has elected to annually test for impairment in the fourth quarter of its fiscal year.

Taxes

The Company has significant amounts of deferred tax assets that are reviewed for recoverability and valued accordingly. These assets are evaluated by using estimates of future taxable income and the impact of tax planning strategies. Valuations related to tax accruals and assets can be impacted by changes to tax codes, changes in statutory tax rates and the Company's estimates of its future taxable income levels.

Recent Accounting Pronouncements

Financial Accounting Standards Board (FASB) Interpretation No. 48 was issued in July 2006 to clarify the criteria for recognizing tax benefits under FAS Statement No. 109, *Accounting for Income Taxes.* The Interpretation defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and will affect many companies' reported results and their disclosures of uncertain tax positions. The Interpretation does not prescribe the type of evidence required to support meeting the more-likely-than-not threshold, stating that it depends on the individual facts and circumstances. The benefit recognized for a tax position meeting the more-likely-than-not criterion is measured based on the largest benefit that is more than 50 percent likely to be realized. The measurement of the related benefit is determined by considering the probabilities of the amounts that could be realized upon ultimate settlement, assuming the taxing authority has full knowledge of all relevant facts and including expected negotiated settlements with the taxing authority. FASB Interpretation 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006 (the Company's 2007 fiscal year). This did not have a material impact on the 2007 consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157), which provides guidance for measuring the fair value of assets and liabilities, as well as requires expanded disclosures about fair value measurements. SFAS 157 indicates that fair value should be determined based on the assumptions marketplace participants would use in pricing the asset or liability, and provides additional guidelines to consider in determining the market-based measurement. The Company will be required to adopt SFAS 157 on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently assessing the impact of adopting SFAS 159 on its consolidated financial statements.

In December 2007, the FASB issued SFAS No.141 (revised 2007), *Business Combinations* (SFAS 141(R)). The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination. Specifically, it establishes principles and requirements over how the acquirer (1) recognizes and measures the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (2) recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase, and; (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for fiscal years beginning after December 15, 2008 (fiscal year 2009). The Company is currently assessing the impact of adopting SFAS 141(R) on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51* (SFAS 160). The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary (minority interests) and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008 (fiscal year 2009). The Company is currently assessing the impact of adopting this SFAS 160 on its consolidated financial statements.

Item 7A: Quantitative and Qualitative Disclosures About Market Risk

INFLATION

Inflation had little effect on revenues and related costs during 2007. Management anticipates that margins will be maintained at acceptable levels to minimize the effects of inflation, if any.

INTEREST RATES

As of December 31, 2007, the Company has $5.2 million in variable long-term debt and $3.2 million in variable short-term debt. The Company believes that an adverse change in interest rates of 100 basis points would not have a material impact on our business, financial condition, results of operations or cash flows.

In September 2007, the Company entered into an interest rate swap agreement associated with a $6,000,000 variable rate loan with principal and interest payments due through August 2012. At December 31, 2007, the notional principal amount totaled $5,850,000. This instrument was utilized by the Company to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The Company did not adopt hedge accounting under the provisions of SFAS Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, but rather records the fair market value adjustments through the consolidated statements of operations each period. The associated fair value adjustment included within the consolidated statements of operations for the year ended December 31, 2007 was $154,000 and is included within interest expense.

FOREIGN CURRENCY

The Company's primary exposures relate to certain non-dollar denominated sales and operating expenses in Europe and Asia. These primary currencies are the Euro, the Australian dollar and the Singapore dollar. Management believes that foreign currency fluctuations should not have a significant impact on our business, financial conditions, results of operations or cash flows due to the low volume of business affected by foreign currencies.

Item 8: Financial Statements and Supplementary Data

The Company's 2007 consolidated financial statements, together with the reports thereon of KPMG LLP dated March 17, 2008, are included elsewhere herein. See Item 15 for a list of Financial Statements.

Item 9A: Controls and Procedures

1. Evaluation of Disclosure Controls and Procedures.

Based on an evaluation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report on Form 10-K, conducted under the supervision of and with the participation of the Company's chief executive officer and chief financial officer, such officers have concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and are operating in an effective manner.

2. Management's Annual Report on Internal Control over Financial Reporting.

PAR's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of inherent limitations due to, for example, the potential for human error or circumvention of controls, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PAR's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated framework. Based on its assessment, management believes that, as of December 31, the Company's internal control over financial reporting was effective based on those criteria.

3. Attestation Report of Independent Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by KPMG LLP, our independent registered public accounting firm. KPMG LLP's related report is included within Item 15 of this Form 10-K.

4. Changes in Internal Controls over Financial Reporting.

During the period covered by this Annual Report on Form 10-K, there were no changes in the Company's internal control over financial reporting (as defined in Rule 13 a-15(f)) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B: Other Information

The Company entered into amendments (the Amendments) of its bank lines of credit, as set forth in this Annual Report on Form 10-K, on June 2007 and January and February 2008; copies of such Amendments have been attached as exhibits to this Annual Report on Form 10-K.

PART III

Item 10: Directors, Executive Officers and Corporate Governance

The information required by this item will appear under the caption "Directors, Executive Officers and Corporate Governance" in our 2008 definitive proxy statement for the annual meeting of stockholders in May 2008 and is incorporated herein by reference.

Item 11: Executive Compensation

The information required by this item will appear under the caption "Executive Compensation" in our 2008 definitive proxy statement for the annual meeting of stockholders in May 2008 and is incorporated herein by reference.

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will appear under the caption "Security Ownership Of Management And Certain Beneficial Owners" in our 2008 definitive proxy statement for the annual meeting of stockholders in May 2008 and is incorporated herein by reference.

Item 13: Certain Relationships and Related Transactions, and Director Independence

The information required by this item will appear under the caption "Executive Compensation" in our 2008 definitive proxy statement for the annual meeting of stockholders in May 2008 and is incorporated herein by reference.

Item 14: Principal Accountant Fees and Services

The response to this item will appear under the caption "Principal Accountant Fees and Services" in our 2008 definitive proxy statement for the annual meeting of stockholders in May 2008 and is incorporated herein by reference.

PART IV

Item 15: Exhibits, Financial Statement Schedules

(b) Exhibits

See list of exhibits on page 47 and 48.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
PAR Technology Corporation:

We have audited the consolidated financial statements of PAR Technology Corporation as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, as listed in the accompanying index. We also have audited PAR Technology Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). PAR Technology's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PAR Technology Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, PAR Technology Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in notes 1 and 7 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock based compensation as required by Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*.

KPMG LLP

Syracuse, New York
March 17, 2008

PAR TECHNOLOGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	December 31, 2007	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 4,431	$ 4,273
Accounts receivable-net	43,608	46,791
Inventories-net	40,319	35,948
Income tax refunds	521	1,103
Deferred income taxes	5,630	4,601
Other current assets	3,370	2,737
Total current assets	97,879	95,453
Property, plant and equipment - net	7,669	7,535
Deferred income taxes	503	—
Goodwill	26,998	25,734
Intangible assets - net	9,899	10,695
Other assets	3,570	2,841
Total Assets	$ 146,518	$ 142,258
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 772	$ 240
Borrowings under lines of credit	2,500	7,713
Accounts payable	16,978	12,470
Accrued salaries and benefits	9,919	8,279
Accrued expenses	3,860	1,861
Customer deposits	3,898	3,656
Deferred service revenue	14,357	12,254
Total current liabilities	52,284	46,473
Long-term debt	6,932	7,708
Deferred income taxes	—	115
Other long-term liabilities	2,315	1,879
Shareholders' Equity:		
Preferred stock, $.02 par value, 1,000,000 shares authorized	—	—
Common stock, $.02 par value, 29,000,000 shares authorized; 16,047,818 and 15,980,486 shares issued; 14,395,063 and 14,327,731 outstanding	321	320
Capital in excess of par value	39,252	38,602
Retained earnings	50,451	53,159
Accumulated other comprehensive income (loss)	472	(489)
Treasury stock, at cost, 1,652,755 shares	(5,509)	(5,509)
Total shareholders' equity	84,987	86,083
Total Liabilities and Shareholders' Equity	$ 146,518	$ 142,258

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year ended December 31,		
	2007	2006	2005
Net revenues:			
Product	$ 77,116	$ 83,237	$ 91,130
Service	67,370	61,979	58,327
Contract	64,998	63,451	56,182
	209,484	208,667	205,639
Costs of sales:			
Product	45,635	47,925	53,443
Service	51,078	46,338	44,205
Contract	60,863	58,895	52,405
	157,576	153,158	150,053
Gross margin	51,908	55,509	55,586
Operating expenses:			
Selling, general and administrative	37,517	33,440	30,867
Research and development	17,155	11,802	9,355
Amortization of identifiable intangible assets	1,572	1,283	1,030
	56,244	46,525	41,252
Operating income (loss)	(4,336)	8,984	14,334
Other income, net	1,227	617	743
Interest expense	(1,096)	(734)	(287)
Income (loss) before provision for income taxes	(4,205)	8,867	14,790
Benefit (provision) for income taxes	1,497	(3,146)	(5,358)
Net income (loss)	$ (2,708)	$ 5,721	$ 9,432
Earnings (loss) per share:			
Basic	$ (.19)	$ .40	$ .68
Diluted	$ (.19)	$ .39	$ .64
Weighted average shares outstanding			
Basic	14,345	14,193	13,792
Diluted	14,345	14,752	14,648

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year ended December 31,		
	2007	2006	2005
Net income (loss)	$ (2,708)	$ 5,721	$ 9,432
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	961	122	(430)
Comprehensive income (loss)	$ (1,747)	$ 5,843	$ 9,002

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands)	Common Stock Shares	Common Stock Amount	Capital in excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity
Balances at December 31, 2004	15,209	$ 304	$ 31,459	$ 38,010	$ (181)	(1,806)	$ (6,018)	$ 63,574
Net income				9,432				9,432
Issuance of common stock upon the exercise of stock options, net of tax benefit of $3,545	706	14	5,360					5,374
Issuance of treasury stock for business acquisition			452			28	90	542
Translation adjustments, net of tax benefit of $263					(430)			(430)
Balances at December 31, 2005	15,915	318	37,271	47,442	(611)	(1,778)	(5,928)	78,492
Net income				5,721				5,721
Issuance of common stock upon the exercise of stock options, net of tax benefit of $173	47	2	350					352
Issuance of treasury stock for business acquisition			647			125	419	1,066
Issuance of restricted stock awards	18							
Cash in lieu of fractional shares on stock split				(4)				(4)
Equity based compensation			334					334
Translation adjustments, net of tax benefit of $86					122			122
Balances at December 31, 2006	15,980	320	38,602	53,159	(489)	(1,653)	(5,509)	86,083
Net loss				(2,708)				(2,708)
Issuance of common stock upon the exercise of stock options	58	1	202					203
Issuance of restricted stock awards	10							
Equity based compensation			448					448
Translation adjustments, net of tax benefit of $564					961			961
Balances at December 31, 2007	16,048	$ 321	$ 39,252	$ 50,451	$ 472	(1,653)	$ (5,509)	$ 84,987

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$ (2,708)	$ 5,721	$ 9,432
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	4,079	3,884	3,755
Provision for bad debts	3,034	849	1,063
Provision for obsolete inventory	3,001	1,922	3,942
Equity based compensation	448	334	—
Excess tax benefit of stock option exercises	—	—	3,545
Deferred income tax	(2,211)	916	1,213
Changes in operating assets and liabilities:			
Accounts receivable	149	(6,846)	(9,101)
Inventories	(7,372)	(8,308)	(6,419)
Income tax refunds	582	(224)	(879)
Other current assets	(633)	(139)	132
Other assets	(729)	(754)	(756)
Accounts payable	4,603	(496)	2,704
Accrued salaries and benefits	1,640	(1,446)	1,653
Accrued expenses	1,999	(491)	(831)
Customer deposits	242	(317)	(888)
Deferred service revenue	2,103	813	2,249
Other long-term liabilities	436	1,032	847
Net cash provided by (used in) continuing operating activities	8,663	(3,550)	11,661
Net cash used in discontinued operations	—	—	(174)
Net cash provided by (used in) operating activities	8,663	(3,550)	11,487
Cash flows from investing activities:			
Capital expenditures	(2,017)	(1,189)	(1,682)
Capitalization of software costs	(1,158)	(822)	(617)
Contingent purchase price paid on prior year acquisition	(278)	—	—
Business acquisitions, net of cash acquired	—	(5,827)	(7,223)
Net cash used in investing activities	(3,453)	(7,838)	(9,522)

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(in thousands)

	Year ended December 31,		
	2007	2006	2005
Cash flows from financing activities:			
Net borrowings (payments) under line-of-credit agreements	(5,213)	4,213	(6,746)
Proceeds from long-term debt	—	6,000	—
Payments of long-term debt	(244)	(76)	(71)
Proceeds from the exercise of stock options	203	179	1,830
Excess tax benefit of stock option exercises	—	173	—
Cash dividend in lieu of fractional shares on stock split	—	(4)	—
Net cash provided by (used in) financing activities	(5,254)	10,485	(4,987)
Effect of exchange rate changes on cash and cash equivalents	202	194	(692)
Net increase (decrease) in cash and cash equivalents	158	(709)	(3,714)
Cash and cash equivalents at beginning of year	4,273	4,982	8,696
Cash and cash equivalents at end of year	$ 4,431	$ 4,273	$ 4,982
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 963	$ 687	$ 304
Income taxes, net of refunds	104	2,237	1,586

Supplemental disclosures of non-cash financing and investing activities:

See non-cash financing and investing activities related to the Company's business acquisitions as summarized in Note 2.

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

Basis of consolidation

The consolidated financial statements include the accounts of PAR Technology Corporation and its subsidiaries (ParTech, Inc., PAR Springer-Miller Systems, Inc., PixelPoint ULC, Par-Siva Corporation, PAR Government Systems Corporation, Rome Research Corporation, and Ausable Solutions, Inc.), collectively referred to as the "Company." All significant intercompany transactions have been eliminated in consolidation.

Revenue recognition

The Company recognizes revenue generated by the Hospitality segment using the guidance from SEC Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition* and the AICPA Statement of Position (SOP) 97-2, *Software Revenue Recognition*. Product revenues consist of sales of the Company's standard point-of-sale and property management systems of the Hospitality segment. Product revenues include both hardware and software sales. The Company also records service revenues relating to its standard point-of-sale and property management systems of the Hospitality segment.

Hardware

Revenue recognition on hardware sales occurs upon delivery to the customer site (or when shipped for systems that are not installed by the Company) as under SAB No. 104, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured.

Software

Revenue recognition on software sales generally occurs upon delivery to the customer site (or when shipped for systems that are not installed by the Company) as under SOP 97-2, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. For software sales where the Company is the sole party that has the proprietary knowledge to install the software, revenue is recognized upon installation and when the system is ready to go live.

Service

Service revenue consists of installation and training services, support maintenance, and field and depot repair. Installation and training service revenue are based upon standard hourly/daily rates and revenue is recognized as the services are performed. Support maintenance and field and depot repair are provided to customers either on a time and materials basis or under a maintenance contract. Services provided on a time and materials basis are recognized as the services are performed. Service revenues from maintenance contracts are recognized ratably over the underlying contract period.

The individual product and service offerings that are included in arrangements with our customers are identified and priced separately to the customer based upon the stand alone price for each individual product or service sold in the arrangement irrespective of the combination of products and services which are included in a particular arrangement. As such, the units of accounting are based on each individual product and service sold, and revenue is allocated to each element based on vendor specific objective evidence (VSOE) of fair value. VSOE of fair value for each individual product and service is based on separate individual prices of these products and services. The sales price used to establish fair value is the sales price of the element when it is sold individually in a separate arrangement and not as a separate element in a multiple element arrangement.

Contracts

The Company recognizes revenue in its Government segment using the guidance from SEC Staff Accounting Bulletin No. 104, *Revenue Recognition*. The Company's contract revenues generated by the Government segment result primarily from contract services performed for the U.S. Government under a variety of cost-plus fixed fee, time-and-material, and fixed-price contracts. Revenue on cost-plus fixed fee contracts is recognized based on allowable costs for labor hours delivered, as well as other allowable costs plus the applicable fee. Revenue on time and material contracts is recognized by multiplying the number of direct labor hours delivered in the performance of the contract by the contract billing rates and adding other direct costs as incurred. Revenue for fixed-price contracts is recognized as labor hours are delivered which approximates the straight-line basis of the life of the contract. The Company's obligation under these contracts is to provide labor hours to conduct research or to staff facilities with no other deliverables or performance obligations. Anticipated losses on all contracts are recorded in full when identified. Unbilled accounts receivable are stated in the Company's consolidated financial statements at their estimated realizable value. Contract costs, including indirect expenses, are subject to audit and adjustment through negotiations between the Company and U.S. Government representatives.

Statement of cash flows

For purposes of reporting cash flows, the Company considers all highly liquid investments, purchased with a remaining maturity of three months or less, to be cash equivalents.

Accounts receivable – Allowance for doubtful accounts

Allowances for doubtful accounts are based on estimates of probable losses related to accounts receivable balances. The establishment of allowances requires the use of judgment and assumptions regarding probable losses on receivable balances.

Inventories

The Company's inventories are valued at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method. The Company uses certain estimates and judgments and considers several factors including product demand and changes in technology to provide for excess and obsolescence reserves to properly value inventory.

Property, plant and equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to twenty-five years. Expenditures for maintenance and repairs are expensed as incurred.

Other assets

Other assets consist of cash surrender value of life insurance related to the Company's Deferred Compensation Plan.

Income taxes

The provision for income taxes is based upon pretax earnings with deferred income taxes provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The Company records a valuation allowance when necessary to reduce deferred tax assets to their net realizable amounts. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Other long-term liabilities

Other long-term liabilities represent amounts owed to certain employees who are participants in the Company's Deferred Compensation Plan.

Foreign currency

The assets and liabilities for the Company's international operations are translated into U.S. dollars using year-end exchange rates. Income statement items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity under the heading Accumulated Other Comprehensive Loss. Exchange gains and losses on intercompany balances of a long-term investment nature are also recorded as a translation adjustment and are included in Accumulated Other Comprehensive Income (Loss). Foreign currency transaction gains and losses are recorded in other income in the accompanying statements of operations.

Other income

The components of other income for the three years ending December 31 are as follows:

	Year ended December 31, (in thousands)		
	2007	2006	2005
Foreign currency gains	$ 605	$ 76	$ 186
Rental income-net	444	320	320
Other	178	221	237
	$ 1,227	$ 617	$ 743

Identifiable intangible assets

The Company capitalizes certain costs related to the development of computer software used in its Hospitality segment under the requirements of Statement of Financial Accounting Standards (SFAS) No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* Software development costs incurred prior to establishing technological feasibility are charged to operations and included in research and development costs. Software development costs incurred after establishing feasibility are capitalized and amortized on a product-by-product basis when the product is available for general release to customers. Annual amortization, charged to cost of sales, is computed using the straight-line method over the remaining estimated economic life of the product, generally three years. Amortization of capitalized software costs amounted to $624,000, $680,000 and $834,000 in 2007, 2006, and 2005, respectively.

The Company acquired identifiable intangible assets in connection with its acquisitions in 2006, 2005 and 2004. Amortization of identifiable intangible assets amounted to $1,572,000 in 2007, $1,283,000 in 2006 and $1,030,000 in 2005. See Note 2 for additional details.

The components of identifiable intangible assets are:

	Year ended December 31, (in thousands)	
	2007	2006
Software costs	$ 7,475	$ 6,363
Customer relationships	4,506	4,393
Trademarks (non-amortizable)	2,758	2,694
Other	613	578
	15,352	14,028
Less accumulated amortization	(5,453)	(3,333)
	$ 9,899	$ 10,695

The future amortization of these intangible assets is as follows (in thousands):

2008	$ 2,296
2009	2,036
2010	1,450
2011	927
2012	427
Thereafter	5
	$ 7,141

The Company has elected to test for impairment of identifiable intangible assets during the fourth quarter of its fiscal year. There was no impairment of identifiable intangible assets in 2007, 2006 and 2005.

Stock split

On November 14, 2005, the Company's Board of Directors declared a 3 for 2 stock split in the form of a stock dividend that was distributed on January 6, 2006 to shareholders of record on December 12, 2005. All share and per share data in these consolidated financial statements and footnotes have been retroactively restated as if the stock split had occurred as of the earliest period presented.

Stock-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R *Share-Based Payment* (SFAS 123R) on a modified prospective basis. This standard requires the Company to measure the cost of employee services received in exchange for equity awards based on the grant date fair value of the awards. The cost is recognized as compensation expense over the vesting period of the awards. Total compensation expense included in operating expenses for 2007 and 2006 was $448,000 and $334,000, respectively. Prior to adopting SFAS 123R on January 1, 2006, the Company's equity based employee compensation awards were accounted for under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations.

Earnings per share

Earnings per share are calculated in accordance with Statement of Financial Accounting Standards No. 128 *Earnings per Share*, which specifies the computation, presentation, and disclosure requirements for earnings per share (EPS). It requires the presentation of basic and diluted EPS. Basic EPS excludes all dilution and is based upon the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

The following is a reconciliation of the weighted average shares outstanding for the basic and diluted EPS computations (in thousands, except share and per share data):

	2007	2006	2005
Net income (loss)	$ (2,708)	$ 5,721	$ 9,432
Basic:			
Shares outstanding at beginning of year	14,328	14,137	13,403
Less unvested restricted stock	(18)	—	—
Weighted shares issued during the year	35	56	389
Weighted average common shares, basic	14,345	14,193	13,792
Earnings (loss) per common share, basic	$ (.19)	$ .40	$ .68
Diluted:			
Weighted average common shares, basic	14,345	14,193	13,792
Dilutive impact of stock options	—	557	856
Dilutive impact of restricted stock awards	—	2	—
Weighted average common shares, diluted	14,345	14,752	14,648
Earnings (loss) per common share, diluted	$ (.19)	$ .39	$ .64

For the year ended December 31, 2007, 436,000 of incremental shares from the assumed exercise of stock options and 22,749 restricted stock awards are not included in the computation of diluted earnings per share because of the anti-dilutive effect on earnings per share. At December 31, 2006, there were 70,500 anti-dilutive stock options outstanding and no anti-dilutive stock outstanding stock options in 2005.

Use of estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include: the carrying amount of property, plant and equipment, identifiable intangible assets and goodwill, valuation allowances for receivables, inventories and deferred income tax assets. Actual results could differ from those estimates.

Goodwill

Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. Following Financial Accounting Standards Board issuance of Statement of Financial Accounting Standards (SFAS) No. 142 *Goodwill and Other Intangible Assets*, the Company tests all goodwill for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The Company has elected to annually test for impairment in the fourth quarter of its fiscal year. There was no impairment of goodwill in 2007, 2006 or 2005.

The following table reflects the changes in goodwill during the year (in thousands):

	Year ended December 31,		
	2007	2006	2005
Balance at beginning of year	$ 25,734	$ 20,622	$ 15,379
Acquisition of businesses during the year	—	4,843	6,075
Purchase accounting adjustment related to prior year acquisition	27	(15)	(820)
Contingent purchase price earned on prior year acquisitions	156	278	—
Change in foreign exchange rates during the period	1,081	6	(12)
Balance at end of year	$ 26,998	$ 25,734	$ 20,622

Accounting for impairment or disposal of long-lived assets

In accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we evaluate the accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed. SFAS 144 requires recognition of impairment of long-lived assets or asset groups if the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. If the carrying value of a long-lived asset or asset group is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset or asset group for assets to be held and used, or the amount by which the carrying value exceeds the fair market value less cost to dispose for assets to be disposed. No impairment was identified during 2007, 2006 or 2005.

Reclassifications

Amounts in prior years' consolidated financial statements are reclassified whenever necessary to conform with the current year's presentation.

New accounting pronouncements

Financial Accounting Standards Board (FASB) Interpretation 48 was issued in July 2006 to clarify the criteria for recognizing tax benefits under FAS Statement No. 109, *Accounting for Income taxes.* The Interpretation defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and will affect many companies' reported results and their disclosures of uncertain tax positions. The Interpretation does not prescribe the type of evidence required to support meeting the more-likely-than-not threshold, stating that it depends on the individual facts and circumstances. The benefit recognized for a tax position meeting the more-likely-than-not criterion is measured based on the largest benefit that is more than 50 percent likely to be realized. The measurement of the related benefit is determined by considering the probabilities of the amounts that could be realized upon ultimate settlement, assuming the taxing authority has full knowledge of all relevant facts and including expected negotiated settlements with the taxing authority. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in interest expense in the consolidated statements of operations. FASB Interpretation 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006 (the Company's 2007 fiscal year). This did not have a material impact on the 2007 consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157), which provides guidance for measuring the fair value of assets and liabilities, as well as requires expanded disclosures about fair value measurements. SFAS 157 indicates that fair value should be determined based on the assumptions marketplace participants would use in pricing the asset or liability, and provides additional guidelines to consider in determining the market-based measurement. The Company will be required to adopt SFAS 157 on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently assessing the impact of adopting SFAS 159 on its consolidated financial statements.

In December 2007, the FASB issued SFAS No.141 (revised 2007), *Business Combinations* (SFAS 141(R)). The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination. Specifically, it establishes principles and requirements over how the acquirer (1) recognizes and measures the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (2) recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase, and; (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for fiscal years beginning after December 15, 2008 (fiscal year 2009). The Company is currently assessing the impact of adopting SFAS 141(R) on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51* (SFAS 160). The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary (minority interests) and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008 (fiscal year 2009). The Company is currently assessing the impact of adopting this SFAS 160 on its consolidated financial statements.

Note 2 — Business Acquisitions

On November 2, 2006, PAR Technology Corporation (the "Company") and its wholly owned subsidiary, Par-Siva Corporation (f/k/a PAR Vision Systems Corporation) (the "Subsidiary") acquired substantially all of the assets and assumed certain liabilities of SIVA Corporation ("SIVA"). The purchase price of the assets was approximately $6.9 million including estimated acquisition costs of approximately $204,000. The purchase price consisted of $1.1 million worth of PAR common stock (125,549 shares of PAR Technology Corporation common stock issued out of treasury) and the remainder in cash. The agreement provides for additional contingent purchase price payments based on certain sales based milestones and other conditions. In 2007, there was no contingent payment earned. SIVA, based in Delray Beach, Florida, is a developer of software solutions for multi-unit restaurant operations.

On October 4, 2005, the Company and its newly formed, wholly-owned Canadian subsidiary, PixelPoint, ULC (the Canadian Subsidiary), completed their acquisition of PixelPoint Technologies, Inc. (PixelPoint) pursuant to which the Canadian Subsidiary acquired all of the stock of PixelPoint. The purchase price was $7.5 million and consisted of $542,000 in Company common stock (27,210 shares of PAR Technology Corporation common stock issued out of treasury) a promissory note for $671,000 and the remainder in cash. The Company also incurred $344,000 in direct acquisition costs relating to this purchase. The purchase price is also subject to price contingencies based upon future revenue performance against certain established targets. In 2007 and 2006, $103,000 and $218,000, respectively, was earned based on achievement of these targets. Located in suburban Toronto, Ontario, PixelPoint Technologies, Inc. is a supplier of hospitality solutions to full-service restaurants around the globe.

On December 6, 2005, the Company also acquired C^3I Associates (C^3I), a Government technology services business. The Company paid $589,000 in cash and assumed certain liabilities. The purchase price is also subject to price contingencies based upon future revenue performance against certain established targets. In 2007 and 2006, $53,000 and $60,000, respectively, was earned based on achievement of these targets.

The total purchase price for each of these acquisitions was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed by the Company based on their estimated fair values as of the respective closing date of the acquisitions. Identifiable intangible assets recorded in the acquisitions are tested for impairment in accordance with the provisions of SFAS 142. The following table presents the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

	2006	2005	
(in thousands)	SIVA	PixelPoint	C^3I
Cash and cash equivalents	$ —	$ 32	$ —
Other current assets	13	185	8
Property, plant and equipment	223	122	—
Other assets	—	671	—
Intangible assets	1,924	1,634	290
Goodwill	4,843	5,539	536
Total assets acquired	$ 7,003	$ 8,183	$ 834
Deferred revenues and customer deposits	110	—	—
Other current liabilities	—	303	245
Long-term liabilities	—	—	—
Total liabilities assumed	110	303	245
Purchase price, including acquisition related costs	$ 6,893	$ 7,880	$ 589

The identifiable intangible assets acquired and their estimated useful lives (based on third-party valuation) are as follows:

(in thousands)	SIVA	PixelPoint	C^3I	Useful Life
Software costs	$ 1,025	$ 258	$ —	5 Years
Customer relationships	649	774	270	5 - 7 Years
Trademarks	250	344	—	Indefinite
Others	—	258	20	3 - 7 Years
	$ 1,924	$ 1,634	$ 290	

On an unaudited proforma basis, assuming the completed acquisitions had occurred as of the beginning of the periods presented, the consolidated results of the Company would have been as follows (in thousands, except per share amounts):

	Year ended December 31, 2006	Year ended December 31, 2005
Revenues	$ 209,723	$ 209,515
Net income	$ 2,743	$ 6,139
Earnings per share:		
Basic	$ .19	$ .44
Diluted	$ .18	$ .41

The unaudited proforma financial information presented above gives effect to purchase accounting adjustments which have resulted or are expected to result from the acquisition. This proforma information is not necessarily indicative of the results that would actually have been obtained had the companies been combined for the periods presented.

Note 3 — Accounts Receivable

The Company's net accounts receivable consist of:

	December 31, (in thousands) 2007	2006
Government segment:		
Billed	$ 13,153	$ 9,076
Advanced billings	(2,687)	(1,465)
	10,466	7,611
Hospitality segment:		
Accounts receivable—net	33,142	39,180
	$ 43,608	$ 46,791

At December 31, 2007, 2006 and 2005, the Company had recorded allowances for doubtful accounts of $2,447,000, $1,850,000 and $1,748,000, respectively, against Hospitality accounts receivable. Write-offs of accounts receivable during fiscal years 2007, 2006 and 2005 were $2,437,000, $747,000 and $1,614,000, respectively. The provision for doubtful accounts recorded in the consolidated statements of operations was $3,034,000, $849,000 and $1,063,000 in 2007, 2006 and 2005, respectively.

Note 4 — Inventories

Inventories are used primarily in the manufacture, maintenance, and service of Hospitality systems. Inventories are net of related reserves. The components of inventories-net are:

	December 31, (in thousands)			
	2007		2006	
Finished goods	$	9,965	$	9,533
Work in process		1,722		1,667
Component parts		10,408		7,119
Service parts		18,224		17,629
	$	40,319	$	35,948

The Company records reserves for shrinkage and excess and obsolete inventory. At December 31, 2007, 2006 and 2005, these amounts were $3,951,000, $3,658,000 and 4,189,000, respectively. Write-offs of inventories during fiscal years 2007, 2006 and 2005 were $2,708,000, $2,453,000 and $3,735,000, respectively. The provision for shrinkage and excess and obsolete inventory recorded in the consolidated statements of operations was $3,001,000, $1,922,000 and $3,942,000, in 2007, 2006 and 2005, respectively.

Note 5 — Property, Plant and Equipment

The components of property, plant and equipment are:

	December 31, (in thousands)			
	2007		2006	
Land	$	253	$	253
Buildings and improvements		5,895		5,669
Rental property		5,490		5,490
Furniture and equipment		20,215		18,264
		31,853		29,676
Less accumulated depreciation and amortization		(24,184)		(22,141)
	$	7,669	$	7,535

The estimated useful lives of buildings and improvements and rental property are twenty to twenty-five years. The estimated useful lives of furniture and equipment ranges from three to eight years. Depreciation expense recorded was $1,882,000, $1,921,000 and $1,883,000 for 2007, 2006 and 2005, respectively.

The Company leases a portion of its headquarters facility to various tenants. Rent received from these leases totaled $1,132,000, $1,129,000 and $1,038,000 for 2007, 2006 and 2005, respectively.

Future minimum rent payments due to the Company under these lease arrangements are as follows (in thousands):

2008	$	917
2009		354
2010		242
2011		182
	$	1,695

The Company leases office space under various operating leases. Rental expense on these operating leases was approximately $2,706,000, $2,559,000 and $2,138,000 for 2007, 2006, and 2005, respectively.

Future minimum lease payments under all noncancelable operating leases are (in thousands):

2008	$	2,382
2009		1,793
2010		1,024
2011		716
2012		575
Thereafter		1,789
	$	8,279

Note 6 — Debt

The Company has an aggregate availability of $20,000,000 in unsecured bank lines of credit. One line totaling $12,500,000 bears interest at the bank borrowing rate (6.75% at December 31, 2007). The second line of $7,500,000 allows the Company, at its option, to borrow funds at the LIBOR rate plus the applicable interest rate spread or at the bank's prime lending rate (6.85% at December 31, 2007). These facilities contains certain loan covenants including a leverage ratio of not greater than 3:5 to 1 and a fixed charge coverage ratio of not less than 4 to 1. In June 2007, these credit agreements were amended to waive the existing leverage and fixed charge coverage ratios for the remainder of 2007. Under the amendment, the Company was required to meet a minimum EBITDA requirement for the balance of 2007. In the fourth quarter of 2007, the Company did not attain the required EBITDA covenant but received waivers from its banks from this requirement. In addition, in January and February 2008, these credit agreements were amended to modify the requirement for leverage ratio and fixed charge coverage ratios through June of 2008. The original covenants become effective for the quarter ended September 30, 2008 and thereafter. These lines expire in April 2009. At December 31, 2007 and 2006, there was $2,500,000 and $7,713,000 outstanding under these lines, respectively. The weighted average interest rate paid by the Company during 2007 and 2006 was 6.6%.

In 2006, the Company borrowed $6,000,000 under an unsecured term loan agreement with a bank in connection with the acquisition of SIVA Corporation. The loan provides for interest only payments in the first year and escalating principal payments through 2012. The loan bears interest at the LIBOR rate plus the applicable interest rate spread (7.25% at December 31, 2007).

In September 2007, the Company entered into an interest rate swap agreement associated with a $6,000,000 variable rate loan with principal and interest payments due through August 2012. At December 31, 2007, the notional principal amount totaled $5,850,000. This instrument was utilized by the Company to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The Company did not adopt hedge accounting under the provision of FASB Statement No 133, *Accounting for Derivative Instruments and Hedging Activities*, but rather records the fair market value adjustments through the consolidated statements of operations each period. The associated fair value adjustment included within the consolidated statements of operations for the year ended December 31, 2007 was $154,000 and is included as an increase to interest expense.

The Company has a $1,854,000 mortgage collateralized by certain real estate. The annual mortgage payment including interest totals $226,000. The mortgage bears interest at a fixed rate of 7% and matures in 2010. The Company's future principal payments under its term loan and mortgage are as follows (in thousands):

2008	$	772
2009		1,079
2010		2,928
2011		1,575
2012		1,350
	$	7,704

Note 7 — Stock Based Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R *Share-Based Payment* (SFAS 123R) on a modified prospective basis. This standard requires the Company to measure the cost of employee services received in exchange for equity awards based on the grant date fair value of the awards. The cost is recognized as compensation expense over the vesting period of the awards. Total stock-based compensation expense included in selling, general and administrative expense for the year ended December 31, 2007 and 2006 was $448,000 and $334,000, respectively. This amount includes $78,000 and $20,000 in 2007 and 2006, respectively, relating to restricted stock awards. No compensation expense has been capitalized during fiscal years 2007 and 2006.

Prior to adopting SFAS 123R on January 1, 2006, the Company's equity based employee compensation awards were accounted for under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. For the year ended December 31, 2005, no equity option based employee compensation cost is reflected in net income, as all options granted under the Company's stock option plans had an exercise price equal to the underlying common stock price on the date of grant. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions to equity based employee compensation (in thousands, except per share data):

			2005
Net income		$	9,432
Compensation expense, net of tax			(410)
Proforma net income		$	9,022
Earnings per share:			
As reported:	Basic	$	.68
	Diluted	$	.64
Proforma:	Basic	$	.65
	Diluted	$	.62

In 2005, the Company's 1995 Stock Option plan expired. The 2005 Equity Incentive Plan was approved by the shareholders at the Company's 2006 Annual Meeting. The Company has reserved 1,000,000 shares under its 2005 Equity Incentive Plan. Stock options under this Plan may be incentive stock options or nonqualified stock options. The Plan also provides for restricted stock awards. Stock options are nontransferable other than upon death. Option grants generally vest over a one to five year period after the grant and typically expire ten years after the date of the grant.

Information with respect to this plan is as follows:

	No. of Shares (in thousands)		Weighted Average Exercise Price		Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2006	1,139	$	4.62	$	5,012
Options granted	51		9.77		
Exercised	(58)		3.51		
Forfeited and cancelled	(49)		8.47		
Outstanding at December 31, 2007	1,083	$	4.75	$	3,206
Vested and expected to vest at December 31, 2007	1,067	$	4.68	$	3,233
Total shares exercisable as of December 31, 2007	837	$	3.58	$	3,457
Shares remaining available for grant	821				

The weighted average grant date fair value of options granted during the years 2007, 2006 and 2005 was $4.39, $3.69 and $4.78, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $289,000, $670,000 and $10,310,000, respectively. The fair value of options at the date of the grant was estimated using the Black-Scholes model with the following assumptions for the respective period ending December 31:

	2007	2006	2005
Expected option life	4.5 Years	4.5 Years	5 Years
Weighted average risk-free interest rate	4.7%	4.6%	3.5%
Weighted average expected volatility	48%	50%	43%
Expected dividend yield	0%	0%	0%

For the years ended December 31, 2007, 2006 and 2005, the expected option life was based on the Company's historical experience with similar type options. Expected volatility is based on historical volatility levels of the Company's common stock over the preceding period of time consistent with the expected life. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected life.

Stock options outstanding at December 31, 2007 are summarized as follows:

Range of Exercise Prices	Number Outstanding (in thousands)	Weighted Average Remaining Life	Weighted Average Exercise Price
$ 1.25 - $ 3.17	545	2.9 Years	$ 2.21
$ 3.21 - $ 8.47	416	6.8 Years	$ 6.31
$ 9.50 - $ 11.40	122	8.0 Years	$ 10.72
$ 1.25 - $ 11.40	1,083	5.0 Years	$ 4.75

At December 31, 2007 the aggregate unrecognized compensation cost of unvested options, as determined using a Black-Scholes option valuation model, was $601,000 (net of estimated forfeitures) which is expected to be recognized as compensation expense in fiscal years 2008 through 2012.

Current year activity with respect to the Company's nonvested stock options is as follows:

Nonvested shares (in thousands)	Shares	Weighted Average grant-date fair value
Balance at January 1, 2007	376	$ 3.58
Granted	51	4.39
Vested	(132)	4.54
Forfeited and cancelled	(49)	3.89
Balance at December 31, 2007	246	$ 3.97

During 2007 and 2006, the Company issued 9,600 and 17,800 restricted stock awards, respectively, at a per share price of $.02. These awards vest over various periods ranging from 6 to 60 months.

Note 8 — Income Taxes

The provision (benefit) for income taxes consists of:

	Year ended December 31, (in thousands)		
	2007	2006	2005
Current income tax:			
Federal	$ 206	$ 1,565	$ 3,312
State	86	346	679
Foreign	422	319	154
	714	2,230	4,145
Deferred income tax:			
Federal	(1,872)	802	1,196
State	(339)	114	17
	(2,211)	916	1,213
Provision (benefit) for income taxes	$ (1,497)	$ 3,146	$ 5,358

Deferred tax liabilities (assets) are comprised of the following at:

	December 31, (in thousands)	
	2007	2006
Software development expense	$ 778	$ 493
Intangible assets	864	528
Other	277	—
Gross deferred tax liabilities	1,919	1,021
Allowances for bad debts and inventory	(3,738)	(3,204)
Capitalized inventory costs	(115)	(105)
Employee benefit accruals	(1,566)	(1,172)
Federal net operating loss carryforward	(672)	—
State net operating loss carryforward	(405)	(81)
Tax credit carryforwards	(1,345)	(617)
Other	(211)	(328)
Gross deferred tax assets	(8,052)	(5,507)
Net deferred tax asset	$ (6,133)	$ (4,486)

The Company has Federal tax credit carryforwards of $1,068,000 that expire in various tax years from 2013 to 2017. The Company has a Federal operating loss carryforward of $2,218,000 that expires in 2027. Of the operating loss carryforward, $241,000 will result in a benefit within additional paid in capital when realized. The Company also has state tax credit carryforwards of $191,000 and state net operating loss carryforwards of $9,439,000 which expire in various tax years through 2027. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the historical level of taxable income and projections for future taxable income, management believes it is more likely than not the Company will realize the benefit of the deferred tax assets. Accordingly, no deferred tax valuation allowance was recorded at December 31, 2007 and 2006.

The Company has adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN48) effective January 1, 2007. The Company's adoption of FIN 48 on January 1, 2007, did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

The provision (benefit) for income taxes differed from the provision computed by applying the Federal statutory rate to income before taxes due to the following:

	Year ended December 31,		
	2007	2006	2005
Federal statutory tax rate	(35.0)%	35.0%	34.0%
State taxes	(6.6)	3.9	3.1
Extraterritorial income exclusion	—	(2.4)	(1.4)
Non deductible expenses	6.8	1.9	.5
Tax credits	(3.6)	(1.0)	(.6)
Foreign income taxes	1.7	—	.5
Other	1.1	(1.9)	.1
	(35.6)%	35.5%	36.2%

Note 9 — Employee Benefit Plans

The Company has a deferred profit-sharing retirement plan that covers substantially all employees. The Company's annual contribution to the plan is discretionary. The Company contributed $800,000, $880,000, and $1,985,000 to the Plan in 2007, 2006, and 2005, respectively. The plan also contains a 401(k) provision that allows employees to contribute a percentage of their salary up to the statutory limitation. These contributions are matched at the rate of 10% by the Company. The Company's matching contributions under the 401(k) component were $396,000, $348,000 and $297,000 in 2007, 2006, and 2005, respectively.

The Company also maintains an incentive-compensation plan. Participants in the plan are key employees as determined by the Board of Directors and executive management. Compensation under the plan is based on the achievement of predetermined financial performance goals of the Company and its subsidiaries. Awards under the plan are payable in cash. Awards under the plan totaled $632,000, $707,000 and $1,258,000 in 2007, 2006, and 2005, respectively.

The Company also sponsors a Deferred Compensation Plan for a select group of highly compensated employees that includes the Executive Officers. The Deferred Compensation Plan was adopted effective March 4, 2004. Participants may make elective deferrals of their salary to the plan in excess of tax code limitations that apply to the Company's qualified plan. The Company invests the participants deferred amounts to fund these obligations. The Company also has the sole discretion to make employer contributions to the plan on the behalf of the participants, though it did not make any employer contributions in 2007, 2006, and 2005.

Note 10 — Contingencies

The Company is subject to legal proceedings, which arise in the ordinary course of business. Additionally, U.S. Government contract costs are subject to periodic audit and adjustment. In the opinion of management, the ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or cash flows of the Company.

Note 11 — Segment and Related Information

The Company's reportable segments are strategic business units that have separate management teams and infrastructures that offer different products and services.

The Company has two reportable segments, Hospitality and Government. The Hospitality segment offers integrated solutions to the hospitality industry. These offerings include industry leading hardware and software applications utilized at the point-of-sale, back of store and corporate office. This segment also offers customer support including field service, installation, twenty-four hour telephone support and depot repair. The Government segment provides technical expertise in the development of advanced technology prototype systems primarily for the U.S. Department of Defense and other U.S. Governmental agencies. It provides services for operating and maintaining certain U.S. Government-owned communication and test sites, and for planning, executing and evaluating experiments involving new or advanced radar systems. It is also involved in developing technology to track mobile chassis. Intersegment sales and transfers are not significant.

Information as to the Company's segments is set forth below:

	Year ended December 31, (in thousands)		
	2007	2006	2005
Revenues:			
Hospitality	$ 144,486	$ 145,216	$ 149,457
Government	64,998	63,451	56,182
Total	$ 209,484	$ 208,667	$ 205,639
Operating income (loss):			
Hospitality	$ (7,701)	$ 5,051	$ 10,864
Government	3,814	4,267	3,470
Other	(449)	(334)	—
	(4,336)	8,984	14,334
Other income, net	1,227	617	743
Interest expense	(1,096)	(734)	(287)
Income (loss) before provision for income taxes	$ (4,205)	$ 8,867	$ 14,790
Identifiable assets:			
Hospitality	$ 122,442	$ 123,958	$ 106,529
Government	14,429	10,898	9,015
Other	9,647	7,402	9,605
Total	$ 146,518	$ 142,258	$ 125,149
Goodwill:			
Hospitality	$ 26,349	$ 25,138	$ 20,086
Government	649	596	536
Total	$ 26,998	$ 25,734	$ 20,622
Depreciation and amortization:			
Hospitality	$ 3,622	$ 3,453	$ 3,321
Government	81	42	80
Other	376	389	354
Total	$ 4,079	$ 3,884	$ 3,755
Capital expenditures:			
Hospitality	$ 1,788	$ 903	$ 1,385
Government	57	14	74
Other	172	272	223
Total	$ 2,017	$ 1,189	$ 1,682

The following table presents revenues by country based on the location of the use of the product or services.

	2007	2006	2005
United States	$ 179,323	$ 181,482	$ 183,383
Other Countries	30,161	27,185	22,256
Total	$ 209,484	$ 208,667	$ 205,639

The following table presents assets by country based on the location of the asset.

	2007	2006	2005
United States	$ 134,766	$ 134,799	$ 119,627
Other Countries	11,752	7,459	5,522
Total	$ 146,518	$ 142,258	$ 125,149

Customers comprising 10% or more of the Company's total revenues are summarized as follows:

	2007	2006	2005
Hospitality segment:			
McDonald's Corporation	25%	26%	28%
Yum! Brands, Inc.	15%	14%	13%
Government segment:			
U.S. Department of Defense	31%	30%	27%
All Others	29%	30%	32%
	100%	100%	100%

Note 12 — Fair Value of Financial Instruments

Estimated fair values of financial instruments classified as current assets or liabilities approximate carrying values due to the short-term nature of the instruments. Such current assets and liabilities include cash and cash equivalents, accounts receivable, borrowings under lines of credit, current portion of long-term debt and accounts payable. The estimated fair values of the Company's long-term debt at December 31, 2007 and 2006 is based on variable and fixed interest rates at December 31, 2007 and 2006, respectively, for new issues with similar remaining maturities and approximates respective carrying values at December 31, 2007 and 2006. At December 31, 2007, the fair market value of the Company's interest rate swap includes a realized loss of $154,000, which is included as a component of interest expense within the consolidated statement of operations and as a component of accrued expenses within the consolidated balance sheet.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Note 13 — Related Party Transactions

The Company leases its corporate wellness facility to related parties at a current rate of $9,775 per month. The Company receives a complimentary membership to this facility which is provided to all employees. During 2007, 2006, and 2005 the Company received rental income amounting to $117,300 for the lease of the facility. All lease payments are current at December 31, 2007.

The Company also leases office space from an officer of one of its subsidiaries. The lease is for a period of five years beginning on October 1, 2004 at an annual rate of $360,000. In 2007, 2006, and 2005, the Company paid $360,000 to the officer under this lease.

Note 14 — Selected Quarterly Financial Data (Unaudited)

2007	Quarter ended (in thousands, except per share amounts) March 31	June 30	September 30	December 31
Net revenues	$ 47,836	$ 49,872	$ 51,577	$ 60,199
Gross margin	10,808	12,635	12,402	16,063
Net income (loss)	(1,308)	(1,021)	(862)	483
Basic earnings (loss) per share	(.09)	(.07)	(.06)	.03
Diluted earnings (loss) per share	(.09)	(.07)	(.06)	.03

2006	Quarter ended (in thousands, except per share amounts) March 31	June 30	September 30	December 31
Net revenues	$ 52,597	$ 53,343	$ 48,534	$ 54,193
Gross margin	14,363	14,911	12,177	14,058
Net income	2,012	2,338	550	821
Basic earnings per share	.14	.16	.04	.06
Diluted earnings per share	.14	.16	.04	.06

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAR TECHNOLOGY CORPORATION

March 17, 2008

John W. Sammon, Jr.
John W. Sammon, Jr.
Chairman of the Board and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
John W. Sammon, Jr. John W. Sammon, Jr.	Chairman of the Board and President (Principal Executive Officer) and Director	March 17, 2008
Charles A. Constantino Charles A. Constantino	Executive Vice President and Director	March 17, 2008
Sangwoo Ahn Sangwoo Ahn	Director	March 17, 2008
James A. Simms James A. Simms	Director	March 17, 2008
Paul D. Nielsen Paul D. Nielsen	Director	March 17, 2008
Kevin R. Jost Kevin R. Jost	Director	March 17, 2008
Ronald J. Casciano Ronald J. Casciano	Vice President, Chief Financial Officer and Treasurer	March 17, 2008

LIST OF EXHIBITS

Exhibit No.	Description of Instrument	
3.1	Certificate of Incorporation, as amended	Filed as Exhibit 3(i) to the quarterly report on Form 10Q for the period ended June 30, 2006, of PAR Technology Corporation and incorporated herein by reference.
3.3	By-laws, as amended.	Filed as Exhibit 3.1 to Registration Statement on Form S-2 (Registration No. 333-04077) of PAR Technology Corporation incorporated herein by reference.
4	Specimen Certificate representing the Common Stock.	Filed as Exhibit 3.1 to Registration Statement on Form S-2 (Registration No. 333-04077) of PAR Technology Corporation incorporated herein by reference.
10.1	Letter of Agreement with Sandman – SCI Corporation	Filed as Exhibit 10.1 to Form S-3/A (Registration No. 333-102197) of PAR Technology Corporation incorporated herein by reference.
10.2	Asset Purchase Agreement dated October 27, 2006. By and among PAR Technology Corporation, Par-Siva Corporation and SIVA Corporation.	Filed as Exhibit 10.1 to the current report on Form 8K dated November 8, 2006 of PAR Technology Corporation and incorporated herein by reference.
10.3	JP Morgan term loan.	Filed as Exhibit 10.3 to Form 10-K For the year ended December 31, 2006 And incorporated herein by reference.
10.4	2005 Equity Incentive Plan of PAR Technology Corporation	Filed as Exhibit 4.2 to Form S-8 (Registration No: 333-137647) of PAR Technology Corporation and incorporated herein by reference.
10.5	Form of Stock Option Award Agreement	Filed as Exhibit 4.3 to Form S-8 (Registration No. 333-137647) of PAR Technology Corporation and incorporated herein by reference.

LIST OF EXHIBITS (CONTINUED)

Exhibit No.	Description of Instrument	
10.6	Form of Restricted Stock Award Agreement	Filed as Exhibit 4.4 to Form S-8 (Registration No. 333-137647) of PAR Technology Corporation and incorporated herein by reference.
10.7	June 2007 amendment to bank line of credit agreement – JP Morgan Chase	
10.8	February 2008 amendment to bank line of credit agreement – JP Morgan Chase	
10.9	June 2007 amendment to bank line of credit agreement – NBT Bank	
10.10	January 2008 amendment to bank line of credit agreement – NBT Bank	
22	Subsidiaries of the registrant	
23	Consent of Independent Registered Public Accounting Firm	
31.1	Certification of Chairman of the Board and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
31.2	Certification of Vice President, Chief Financial Officer and Treasurer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
32.1	Certification of Chairman of the Board and Chief Executive Officer and Vice President, Chief Financial Officer and Treasurer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	

Exhibit 22

Subsidiaries of PAR Technology Corporation

Name	State of Incorporation
ParTech, Inc.	New York
PAR Springer-Miller Systems, Inc.	Delaware
PAR Government Systems Corporation	New York
Rome Research Corporation	New York
Par Siva Corporation	New York
Ausable Solutions, Inc.	Delaware
PixelPoint ULC	Canada

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
PAR Technology Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-119828, 33-04968, 33-39784, 33-58110, 33-63095 and 333-137647) on Form S-8 and the registration statement (No. 333-102197) on Form S-3 of PAR Technology Corporation of our report dated March 17, 2008, with respect to the consolidated balance sheets of PAR Technology Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 10-K of PAR Technology Corporation.

As discussed in notes 1 and 7 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock based compensation as required by Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

KPMG LLP

Syracuse, New York
March 17, 2008

Exhibit 31.1

PAR TECHNOLOGY CORPORATION STATEMENT OF EXECUTIVE OFFICER

I, John W. Sammon, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of PAR Technology Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrants fourth fiscal quarter in the case of an annual report) and that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

John W. Sammon, Jr.

John W. Sammon, Jr.
Chairman of the Board and Chief Executive Officer

Exhibit 31.2

PAR TECHNOLOGY CORPORATION STATEMENT OF EXECUTIVE OFFICER

I, Ronald J. Casciano, certify that:

1. I have reviewed this annual report on Form 10-K of PAR Technology Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrants fourth fiscal quarter in the case of an annual report) and that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

Ronald J. Casciano

Ronald J. Casciano
Vice President, Chief Financial Officer & Treasurer

Exhibit 32.1

PAR TECHNOLOGY CORPORATION
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of PAR Technology Corporation (the Company) on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the Report), we, John W. Sammon, Jr. and Ronald J. Casciano, Chairman of the Board & Chief Executive Officer and Vice President, Chief Financial Officer & Treasurer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of our knowledge:

(1) The Report fully complies with the requirement of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

John W. Sammon, Jr.

John W. Sammon, Jr.
Chairman of the Board & Chief Executive Officer
March 17, 2008

Ronald J. Casciano

Ronald J. Casciano
Vice President, Chief Financial Officer & Treasurer
March 17, 2008

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among PAR Technology Corporation, The S & P 500 Index
And A Peer Group



$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
12/02
12/03
12/04
12/05
12/06
12/07
PAR Technology Corporation
S&P 500
Peer Group

	12/02	12/03	12/04	12/05	12/06	12/07
PAR Technology Corporation	100.00	115.80	164.06	402.32	196.09	167.61
S & P 500	100.00	128.68	142.69	149.70	173.34	182.87
Peer Group	100.00	147.82	230.10	316.97	314.89	424.40

*$100 invested on 12/31/02 in stock or index-including reinvestment of dividend. Fiscal year ending December 31.

PAR Technology
Corporation

8383 Seneca Turnpike
New Hartford, NY 13413-4991

www.partech.com

END